Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2009 Q3

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Annual targets, revised guidance and related assumptions for 2009, and a preliminary assessment of expected 2010 capital expenditure levels, are described in Section 9: Annual guidance for 2009.

Factors that could cause actual results to differ materially include, but are not limited to:

Competition (including more active price competition; the likelihood of new wireless competitors beginning to offer services in late 2009 and into 2010 as a result of the 2008 advanced wireless services (AWS) spectrum auction; as well as variability in subscriber acquisition and retention costs that are dependent on subscriber loading and retention volumes, smartphone sales and subsidy levels, and TELUS TV installation costs); economic growth and fluctuations (including strength and persistence of the economic recovery in Canada, and pension performance, funding and expenses); capital expenditure levels (increased in 2009 and potentially in future years due to the Company’s wireline broadband initiatives, fourth generation (4G) wireless deployment strategy, and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities and fund share repurchases); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments (including collective bargaining in the TELUS Québec region); business integrations and internal reorganizations (including ability to successfully implement cost reduction initiatives); technology (including reliance on systems and information technology, broadband and wireless technology options, choice of suppliers and suppliers’ ability to maintain and service their product lines, expected technology and evolution path and transition to 4G technology, expected future benefits and performance of high-speed packet access (HSPA) / long-term evolution (LTE) wireless technology, successful implementation of the wireless network build and sharing arrangement with Bell Canada to achieve cost efficiencies and reduce deployment risks, successful deployment and operation of new wireless networks and successful introduction of new products (such as the Apple iPhone and other new HSPA devices), new services and supporting systems); regulatory approvals and developments (including interpretation and application of tower sharing and roaming rules, the design and impact of future spectrum auctions, and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations, and implementation of large complex enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any future acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in TELUS’ 2008 annual and 2009 first and second quarter Management’s discussions and analyses, as well as updates in Section 10 of this document.

Management’s discussion and analysis (MD&A)

November 6, 2009

The following is a discussion of the consolidated financial position and results of operations of TELUS Corporation for the three-month and nine-month periods ended September 30, 2009 and 2008, and should be read together with TELUS’ interim Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above.

TELUS’ Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 21 to the interim Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim Consolidated financial statements and Management’s discussion and analysis were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors. All amounts are in Canadian dollars unless otherwise specified.

TELUS’ Consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. (TCI). Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TCI includes substantially all of the Company’s wireline segment’s operations and all of the wireless segment’s operations.

TELUS has issued guidance on and reports on certain non-GAAP measures used by management to evaluate performance of segments and the Company. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the reader’s reference, the definition, calculation and reconciliation of consolidated non-GAAP measures are provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators. The terms EBITDA and Free cash flow, as used in this document, refer to management’s definitions.

Management’s discussion and analysis contents

Section	Contents
1. Introduction	A summary of TELUS’ consolidated results for the third quarter and first nine months of 2009
2. Core business and strategy	A discussion of activities in support of TELUS’ six strategic imperatives
3. Key performance drivers	A list of corporate priorities for 2009
4. Capabilities	A description of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5. Results from operations	A detailed discussion of operating results for the third quarter and first nine months of 2009
6. Changes in financial position	A discussion of changes in the Consolidated statements of financial position for the nine-month period ended September 30, 2009
7. Liquidity and capital resources	A discussion of cash flow, liquidity, credit facilities and other disclosures
8. Critical accounting estimates and accounting policy developments	Accounting estimates that are critical to determining financial results, and changes to accounting policies
9. Annual guidance for 2009	TELUS’ revised guidance for the full year, and related assumptions
10. Risks and risk management	An update on certain risks and uncertainties facing TELUS and how the Company manages these risks
11. Reconciliation of non-GAAP measures and definition of key operating indicators	A description, calculation and reconciliation of certain measures used by management

1.              Introduction

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

1.1 Materiality for disclosures

Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

1.2 Canadian economic environment

Canada’s economy entered into recession in the fourth quarter of 2008. In its October 2009 Monetary Policy Report, the Bank of Canada projected that Canada’s economy will contract by 2.4 per cent in 2009, and then grow by 3.0 per cent in 2010 and 3.3 per cent in 2011. The Bank of Canada stated that a recovery in economic activity is under way in Canada supported by monetary and fiscal stimulus, increased household wealth, improving financial conditions, higher commodity prices and stronger business and consumer confidence; however, heightened volatility and persistent strength in the Canadian dollar are working to slow growth and subdue inflation pressures. See TELUS’ risks discussion in Section 10.5 Economic growth and fluctuations.

Economic effects on TELUS in the third quarter

Wireless results for the third quarter of 2009 reflect usual historical seasonal effects when compared to the preceding second quarter, namely sequential growth in gross and net subscriber additions and a sequential increase in average revenue per subscriber unit (ARPU). However, uncertainty regarding the strength and persistence of the economic recovery, and high competitive intensity continue to affect wireless, as reflected in year-over-year decreases in gross and net additions of subscribers, and a year-over-year decrease in ARPU, while the subscriber churn rate stabilized.

Year-over-year wireless gross subscriber additions decreased by 6% in the third quarter of 2009, while net subscriber additions decreased by 16%. When normalizing for the impact of turning down the analogue network in September 2008, the year-over-year decrease in net subscriber additions in the third quarter of 2009 was 29%, attributed to a decline in overall gross additions combined with an increase in deactivations. This trend in increased deactivations was due to a larger subscriber base, lower prior year churn in Koodo subscribers due to its initial launch in March 2008, and increased year-over-year churn rate among business customers.

The 6% year-over-year decrease in wireless subscriber gross additions in the third quarter compares to year-over-year changes of (4.7%), 0.3% and 4.8%, respectively, for the second quarter of 2009, first quarter of 2009, and fourth quarter of 2008, while growth for the full year of 2008 was 15%. The worsening growth trend for gross subscriber additions is believed to be primarily due to competitive pressures (including exclusive availability of the iPhone from one competitor), as well as uncertainty about the economic recovery, leading to deferral of buying decisions by customers, lower and more cautious business spending, and lower employment levels.

The decline in wireless ARPU is being impacted by year-over-year decreases in voice revenues largely due to an increased use of lower per-minute rate plans (including increased use of in-bucket minutes), lower service revenue from the Company’s Mike® service, and decreased roaming revenues. Voice revenue declines can be attributed to the continued highly competitive market being experienced in Canada.

The wireline segment has been impacted in the third quarter of 2009 by slower year-over-year data revenue growth and faster erosion in voice revenues, similar to the second quarter. Strong price competition in both data and voice services, as well as more cautious spending by consumers and businesses, are contributing factors. In 2009, the Company has observed a larger number of disconnections and fewer installations of business network access lines (NALs), in B.C. and Alberta, attributed partly to economic uncertainty and partly to competition. Over the past 12 months, business NALs have decreased by 1%, while residential NAL losses have moderated in B.C. and Alberta.

Considering uncertainty in the strength and persistence of Canada’s economic recovery and weaker than expected results experienced by the Company in the first nine months of 2009, the expected impacts from the acquisition of Black’s Photo Corporation in September, and early launch of the new HSPA wireless network and service (including the Apple iPhone) in November 2009, the Company has revised its full year guidance, previously updated in May and August 2009. For current full-year guidance, see Section 9: Annual guidance for 2009.

TELUS’ capital structure financial policies, which are discussed under Capabilities — Section 4.3 Liquidity and capital resources, were designed with credit cycles in mind. The Company believes that these financial policies and guidelines, and maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital markets. The economic weakness and stock market decline in 2008 have increased TELUS’ net defined benefit pension plans expense and funding, which is reflected in the Company’s public guidance for 2009. See Section 9.

1.3 Consolidated highlights

	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions, unless noted otherwise)	2009	2008	Change	2009	2008	Change
Consolidated statements of income
Operating revenues	2,411	2,450	(1.6)%	7,163	7,199	(0.5)%
Operating income	493	539	(8.5)%	1,421	1,564	(9.1)%
Income before income taxes	386	411	(6.1)%	1,097	1,194	(8.1)%
Net income (1)	280	286	(2.1)%	846	846	—%

Earnings per share (EPS) (2) basic ($)	0.88	0.89	(1.1)%	2.65	2.62	1.1%
EPS (2) diluted ($)	0.87	0.89	(2.2)%	2.65	2.61	1.5%
Cash dividends declared per share (2) ($)	0.475	0.45	5.6%	1.425	1.35	5.6%

Average shares (2) outstanding - basic (millions)	318	319	(0.3)%	318	321	(0.9)%
Consolidated statements of cash flows
Cash provided by operating activities	814	985	(17.4)%	2,280	2,072	10.0%

Cash used by investing activities	585	1,353	(56.8)%	1,615	2,790	(42.1)%
Capital expenditures
General	558	473	18.0%	1,589	1,228	29.4%
Payment for AWS spectrum licences	—	882	n.m.	—	882	n.m.
Total	558	1,355	(58.8)%	1,589	2,110	(24.7)%
Acquisitions	26	5	n.m.	26	696	n.m.

Cash (used) provided by financing activities	(221)	358	n.m.	(635)	734	n.m.
Subscribers and other measures
Subscriber connections (3) (thousands)				11,863	11,537	2.8%
EBITDA (4)	923	975	(5.3)%	2,702	2,842	(4.9)%
Free cash flow (4)	266	(482)	n.m.	535	300	78.3%
Debt and payout ratios (5)
Net debt to EBITDA — excluding restructuring costs (times)				1.9	1.9	—
Dividend payout ratio (6) (%)				60	54	6	pts

n.m. — not meaningful; pts — percentage points

(1)             Net income for the third quarter and nine-month period ended September 30, 2008 has been adjusted. See Section 5.2 Quarterly results summary table — Note 2.

(2)             Includes Common Shares and Non-Voting Shares.

(3)             The sum of wireless subscribers, network access lines, Internet access subscribers and TELUS TV® subscribers (IP TV and satellite TV), measured at the end of the respective periods, based on information in billing and other systems. In the second quarter of 2009, the opening balance for 2009 subscriber connections was reduced by five thousand to reflect prior period reporting adjustments to high-speed Internet subscribers.

(4)             EBITDA and free cash flow are non-GAAP measures. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) and Section 11.2 Free cash flow.

(5)             See Section 7.4 Liquidity and capital resource measures and Section 11.4 Definitions of liquidity and capital resource measures.

(6)             Based on four-quarter trailing earnings per share excluding favourable tax-related adjustments of 40 cents per share for the period ended September 30, 2009 and 49 cents per share for the period ended September 30, 2008, and minor impacts from a net-cash settlement feature.

Highlights from operations, comparing results for the third quarter and first nine months of 2009, or measures at September 30, 2009, to those one year earlier:

•                  Subscriber connections increased by 326,000 in the 12-month period ended September 30, 2009. This includes 7.2% growth in wireless subscribers, 117% growth in TELUS TV subscribers and minimal growth in total Internet subscribers, partly offset by a 4.3% decrease in total network access lines.

•                  Wireless ARPU was $59.45 in the current quarter, or $0.84 higher than the second quarter of 2009, but reflected a decrease of 7% when compared to the third quarter of 2008. Wireless subscriber net additions were 125,000 in the third quarter of 2009, reflecting an increase of 14,000 from the second quarter of 2009 and a decrease of 24,000 or 16% from the third quarter of 2008.

•                  Consolidated operating revenues decreased by $39 million and $36 million, respectively, in the third quarter and first nine months of 2009 when compared to the same periods in 2008. Strong price competition and uncertainty regarding the economic recovery in Canada, described in Section 1.2, have contributed to lower data revenue growth and accelerated voice revenue declines.

•                  Operating income decreased by $46 million and $143 million, respectively, in the third quarter and nine-month period, primarily due to lower EBITDA, which included increased defined benefit pension plan (DBPP) expenses (up by $29 million and $88 million, respectively) and higher restructuring costs (up by $22 million and $92 million, respectively).

EBITDA decreased by $52 million and $140 million, respectively, in the third quarter and first nine months. Excluding DBPP and restructuring impacts, EBITDA decreased by $1 million in the third quarter and increased by $40 million in the first nine months. The underlying flat performance for the third quarter reflects a decline in higher margin wireline voice local and long distance revenues offset by cost containment efforts. The underlying improvement in the nine month period included 9% lower expenditures on salaries, other benefits and employee-related expenditures. It also included lower advertising and promotion expenditures and lower costs to acquire new wireless subscribers, net of higher costs for delivery of TELUS TV services and to support implementation of services for new wireline enterprise customers, as well as higher wireless subscriber retention costs and bad debt expenses.

•                  Income before income taxes decreased by $25 million and $97 million, respectively, in the third quarter and nine-month period. Lower Operating income was partly offset by increased interest income of $19 million and $43 million, respectively, primarily from the settlement of prior years’ tax matters.

•                  Net income decreased by $6 million in the third quarter of 2009 and was unchanged in the first nine months of 2009 when compared to the same periods in 2008. Net income in the third quarter and first nine months of 2009, as well as the first nine months of 2008, include income tax-related adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, and any related interest on reassessments (see Section 5.2). Net income before income tax-related adjustments was $266 million and $751 million, respectively, in the third quarter and first nine months of 2009, or decreases of $20 million and $78 million, respectively, compared to the same periods in 2008.

•                  Basic earnings per share decreased one cent in the third quarter of 2009 when compared to the same period in 2008, as lower income for the quarter was partly offset by fewer shares outstanding. Basic earnings per share for the first nine months of 2009 increased by three cents compared to the same period in 2008, due to fewer average shares outstanding. Earnings per share in the third quarter and first nine months of 2009 include favourable income tax-related adjustments of approximately four cents and 30 cents, respectively, while earnings per share for the first nine months of 2008 includes five cents of such favourable adjustments.

•                  Average shares outstanding are lower in 2009 due to market repurchases of shares in 2008 under the normal course issuer bid (NCIB) program.

Net income analysis ($ millions)	Quarters ended September 30	Nine-month periods ended Sept. 30
Net income in 2008	286	846
Deduct net favourable income tax-related adjustments in 2008 (see Section 5.2)	—	(17)
	286	829
Tax-effected changes
Higher defined benefit pension plan expenses (1)	(20)	(61)
Higher restructuring charges (1)	(15)	(64)
Other changes in EBITDA (1) (2)	(1)	27
Changes in depreciation and amortization (1) (2)	5	(2)
Other	11	22
	266	751

Net favourable income tax-related adjustments in 2009 (see Section 5.2)	14	95
Net income in 2009	280	846

(1)             For the purposes of this presentation, the 2009 blended statutory tax rate was used.

(2)             Excluding investment tax credits that are including in tax-related adjustments.

Liquidity and capital resources highlights, including a comparison of results for the third quarter and first nine months of 2009, or measures as at September 30, 2009, to those one year earlier:

•                  At September 30, 2009, TELUS had unutilized credit facilities of $1.6 billion, as well as additional unutilized availability under its accounts receivable securitization program, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity.

•                  Net debt to EBITDA (excluding restructuring costs) at September 30, 2009 was 1.9 times, within the Company’s long-term target policy range of 1.5 to 2.0 times.

•                  The dividend payout ratio, based on the annualized third quarter dividend and earnings for the twelve-month period ended September 30, 2009 (excluding favourable income tax-related adjustments and minimal impact from a net-cash settlement feature), was 60%, while the ratio based on actual earnings for the same period was 53%. The Company’s prospective guideline is 45% to 55% of sustainable net earnings.

•                  Cash provided by operating activities decreased by $171 million in the third quarter of 2009, and increased by $208 million in the first nine months of 2009, when compared to the same periods in 2008. Changes were primarily due to comparative changes in proceeds from securitized receivables and commencement of significant income tax payments in 2009.

•                  Cash used by investing activities decreased by $768 million and $1,175 million, respectively, in the third quarter and first nine months of 2009, when compared to the same periods in 2008. The decreases resulted mainly from payment of $882 million for AWS spectrum licences in the third quarter of 2008, partly offset by increased capital investments for wireless and wireline broadband infrastructure to enhance the Company’s competitive position and support long-term growth. In addition, the Company acquired Black’s Photo Corporation for $28 million cash ($26 million net of acquired cash) in the third quarter of 2009. The decrease for the nine month period also resulted from the January 2008 acquisition of Emergis for approximately $696 million net of acquired cash.

•                  Cash used by financing activities was $221 million and $635 million, respectively, in the third quarter and first nine months of 2009, to make dividend payments and reduce debt. The Company reduced amounts drawn on the 2012 credit facility and reduced outstanding commercial paper with proceeds from the May debt issue and cash-on-hand. In comparison, during the third quarter and first nine months of 2008, net cash provided by financing activities was $358 million and $734 million, respectively, used for corporate purposes including the third quarter AWS spectrum auction and the January acquisition of Emergis.

•                  Free cash flow increased by $748 million and $235 million, respectively, in the third quarter and first nine months of 2009 when compared to the same periods in 2008. The increase resulted mainly from lower total capital expenditures due to the payment for AWS spectrum last year (see cash used by investing activities above) and higher interest received from income tax-related settlements, partly offset by higher income tax payments and lower EBITDA adjusted for defined benefit plan contributions, share-based compensation payments and restructuring payments.

2.              Core business and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

TELUS’ core business and strategy were described in its 2008 Management’s discussion and analysis. Activities in the third quarter of 2009 that support the Company’s six strategic imperatives include the following:

Building national capabilities across data, IP, voice and wireless

A key focus for TELUS in 2009 is its investment in broadband networks and services to enhance its competitive position and support future growth opportunities. TELUS expects to launch its new advanced wireless network in November 2009, based on the latest version of high-speed packet access (HSPA) technology, with national coverage including network-sharing agreements with Bell Canada. The investment in HSPA technology supports the launch of new HSPA devices such as the Apple iPhone, and is expected to ensure an optimal future transition to long-term evolution (LTE) technology, the emerging world-wide standard for fourth generation or 4G wireless networks. The Company’s wireline broadband investments are expanding the coverage and bandwidth of high-speed Internet and digital TELUS TV service in incumbent regions, as well as supporting new business and government contracts.

The Company expanded coverage of IP-based TELUS TV to several communities in Alberta during the third quarter and expects more communities to be added in B.C. and Alberta during the fourth quarter. In Eastern Quebec, the Company expanded its distribution of IP-based TELUS TV to include two independent retail stores of Ameublement Tanguay in Rimouski, allowing customers to evaluate and compare the service prior to buying.

In September, the Company expanded and complemented its national distribution capabilities for wireless products through the acquisition of Black’s Photo Corporation (see the strategic imperative Partnering, below). TELUS expects to add wireless product capabilities to the stores in November 2009.

Focusing relentlessly on the growth markets of data, IP and wireless

The Company announced that it would begin to offer the Apple iPhone 3G and 3GS in November 2009, made possible by the launch of the new HSPA network. In Canada, the iPhone was previously exclusive to one competitor.

TELUS continues to incur upfront costs in 2009 to implement services for several large enterprise and public sector customers, for which revenues are expected to be increasingly realized in 2010. This includes a seven-to-ten year contract worth up to $900 million with the Government of Quebec, to deliver and manage the province’s next generation data network, as well as a $200 million multi-year contract to provide and manage telecommunications services for the Department of National Defence.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

On September 3, 2009, TELUS acquired Black’s Photo Corporation for $28 million cash ($26 million net of acquired cash) from the private equity fund ReichmannHauer Capital Partners. Black’s is a national imaging and digital retailer in Canada, with 113 stores that are primarily in mall locations. Eighty-one (72%) of Black’s stores are in Ontario. The Company expects to expand its wireless distribution through Black’s, complementing the existing network of dealers and Company-owned stores. It is expected that the proportion of wireless devices with embedded high quality photo and video capability will continue to expand in the future, providing a natural link between TELUS and Black’s product lines.

In the third quarter of 2009, Black’s contributed approximately $6 million to revenue and a net loss of $1 million. This acquisition is consistent with the strategic objectives of Building national capabilities across data and wireless and Focusing relentlessly on the growth markets of data, IP and wireless.

Investing in internal capabilities to build a high-performance culture and efficient operations

The Company increased its focus on its ongoing operating efficiency program beginning in the third quarter of 2008, accelerating into 2009. Restructuring costs were $113 million during the first nine months of 2009, as compared to $21 million in the same period in 2008, and are expected to be approximately $160 million for the full year of 2009 ($59 million in 2008). See Section 5.3 Consolidated results from operations — Restructuring costs.

The Company continues to implement an array of initiatives that are expected to improve efficiency and reduce costs, including:

•                  rationalizing external supplier spending;

•                  simplifying processes and decommissioning uneconomic products;

•                  reducing staffing levels, freezing management compensation increases and containing benefit costs;

•                  leveraging business process outsourcing and off-shoring; and

•                  reducing expenses operation-wide.

TELUS’ full-time equivalent (FTE) employees increased by approximately 450 during the third quarter of 2009, as 700 FTE employees (more than 1,000 team members) from Black’s Photo joined TELUS in September. Since December 2008, TELUS’ FTE employees decreased by approximately 1,050, or 1,750 before the acquisition of Black’s. Over this period, operational efficiency initiatives and attrition decreased staff by approximately 1,600, while staffing of business process outsourcing services for customers decreased by approximately 150.

3.              Key performance drivers

This section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

Management sets corporate priorities each year to advance TELUS’ strategy and focus on the near-term opportunities and challenges to create value for shareholders.

Corporate priorities for 2009

Execute on TELUS’ broadband strategy, leveraging investments in leading wireline and wireless networks to deliver winning solutions for customers

Increase the efficiency of operations to improve TELUS’ cost structure and economic performance

Outpace the competition and earn the patronage of clients through an engaged TELUS team.

4.              Capabilities

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

4.1 Principal markets addressed and competition

The principal markets addressed by the Company and its competition are described in Section 4.1 of TELUS’ 2008 Management’s discussion and analysis.

4.2 Operational resources

Operational resources are described in Section 4.2 of TELUS’ 2008 Management’s discussion and analysis. The following is an update to the annual disclosure.

Systems and processes

The provinces of British Columbia and Ontario announced that they planned to harmonize their provincial sales tax regimes with the federal goods and services tax regime, effective July 1, 2010. Harmonized sales tax (HST) standardizes and integrates the collection of formerly separate provincial sales taxes and the federal goods and services tax (GST). TELUS has established a project team and expects to dedicate significant resources to transition numerous systems and processes to accommodate the change. See Section 10.3 Process risks. The HST regime is expected to reduce future costs to TELUS as a result of more consistent and streamlined sales tax rules, and the ability to claim additional sales tax credits on business inputs.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner that balances the interests of equity and debt holders.

In the management and definition of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares from treasury, purchase shares for cancellation pursuant to normal course issuer bids, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade accounts receivable to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including: net debt to EBITDA — excluding restructuring costs; and dividend payout ratio of sustainable net earnings. For further discussion, see Section 7.4 Liquidity and capital resource measures.

Reporting back on TELUS’ financing and capital structure management plan for 2009

Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the normal course issuer bid (NCIB)

No shares were repurchased in the first nine months of 2009. The program remains available until December 22, 2009, to repurchase up to eight million shares.

Pay dividends

The dividend declared for the third quarter of 2009 (paid October 1, 2009) was 47.5 cents per share as compared to 45 cents per share in the same period in 2008, or an increase of 5.6%. A dividend of 47.5 cents per share was declared for the fourth quarter, payable January 4, 2010 to shareholders of record on December 11, 2009, unchanged from the dividend declared in the fourth quarter of 2008.

Use proceeds from securitized receivables, bank facilities, commercial paper and dividend re-investment, as needed, to supplement free cash flow and meet other cash requirements

In May 2009, TELUS extended the termination date for its accounts receivable securitization program to 2012. Proceeds from securitized accounts receivable were $400 million at September 30 and June 30, 2009, up from $300 million on March 31, 2009 and December 31, 2008.

The Company used increased proceeds from securitized receivables and proceeds received from the $700 million May 2009 Note issue to reduce amounts drawn against its 2012 credit facility to $nil from $300 million at March 31, 2009, and to reduce issued commercial paper to $534 million at September 30, 2009 from $1,188 million at March 31, 2009. Since December 31, 2008, amounts drawn against the 2012 credit facility were reduced by $980 million, while issued commercial paper increased by $102 million.

The Company has announced that effective with the dividend to be paid January 4, 2010, shares will be issued from treasury at a discount of 3% in respect of the dividend re-investment program. These shares were previously purchased in the market with no discount.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — The Company had unutilized credit facilities of $1.6 billion at September 30, 2009, as well as additional availability under its accounts receivable securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.9 times at September 30, 2009.

Dividend payout ratio of 45 to 55% of sustainable net earnings on a prospective basis — The historical ratio was 60% when calculated based on the annualized third quarter dividend and 12-month trailing earnings, excluding favourable tax-related adjustments and minimal impacts from a net-cash settlement feature. The ratio was 53% based on actual earnings for the 12-month period ended September 30, 2009.

Maintain position of fully hedging foreign exchange exposure for indebtedness

Maintained for the 8.00% U.S. dollar Notes due 2011, the only foreign currency-denominated debt issue.

Give consideration to issuing long-term public debt or establishing new term credit facilities in 2009 to refinance short-term financing sources or upcoming debt maturities

In May 2009, the Company successfully closed an offering of 4.95% Notes due May 2014, for aggregate gross proceeds of $700 million. The net proceeds of the offering were used for corporate purposes, including repayment of amounts outstanding under the 2012 credit facility and outstanding commercial paper. In June, the Company extended the term of its 365-day revolving credit facility to December 31, 2010, with the available amount becoming $300 million. In September 2009, the Company renewed its shelf prospectus pursuant to which it can offer up to $4 billion of debt and equity.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in the future

At November 6, 2009, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. TELUS’ May 2009 debt issue was assigned credit ratings of: A(low) by DBRS Ltd., BBB+ by Standard and Poor’s, Baa1 by Moody’s Investors Service, and BBB+ by Fitch Ratings, all with a stable trend or outlook and consistent with the agencies’ existing ratings of TELUS debt securities.

The following table reflects debt maturities after the May 2009 debt issue and subsequent reductions in utilized bank facilities and issued commercial paper.

Debt maturities as at September 30, 2009

	Long-term debt maturities (1), principal		Interest and
($ millions)	All except capital leases	Capital leases	like carrying costs (2)
2009 fourth quarter	—	—	197
2010	80	2	461
2011	2,950	—	333
2012	834	—	197
2013	300	—	182
Thereafter	2,649	—	767
Total	6,813	2	2,137

(1)             Where applicable, principal-related maturities reflect foreign currency exchange rates at September 30, 2009.

(2)             Interest and like carrying costs for commercial paper have been calculated based upon rates in effect as at September 30, 2009.

4.4 Internal control over financial reporting

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Results from operations

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

5.1 General

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker). Segmented disclosure is reported in Note 5 of the interim Consolidated financial statements.

5.2 Quarterly results summary

	($ in millions, except per share amounts)	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4
	Operating revenues	2,411	2,377	2,375	2,454	2,450	2,399	2,350	2,330
	Operations expenses	1,456	1,451	1,441	1,479	1,465	1,477	1,394	1,371
	Restructuring costs	32	53	28	38	10	4	7	6
	EBITDA (1)	923	873	906	937	975	918	949	953
	Depreciation	330	330	334	351	344	343	346	386
	Amortization of intangible assets	100	94	93	84	92	77	76	68
	Operating income	493	449	479	502	539	498	527	499
	Other expense	6	11	5	11	6	2	17	6
	Financing costs	101	106	95	118	122	114	109	109
	Income before income taxes	386	332	379	373	411	382	401	384
	Income taxes (recovery)	106	88	57	88	125	114	109	(19)
	Net income (2)	280	244	322	285	286	268	292	403
	Net income attributable to Common Shares and Non-Voting Shares (2)	279	243	321	285	285	267	291	400
Income per Common Share and Non-Voting Share	- basic	0.88	0.77	1.01	0.90	0.89	0.83	0.90	1.23
	- diluted	0.87	0.77	1.01	0.89	0.89	0.83	0.90	1.22
	Dividends declared per Common Share and Non-Voting Share	0.475	0.475	0.475	0.475	0.45	0.45	0.45	0.45

(1)             EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)             Net income has been adjusted for the periods prior to 2009 Q1, and no longer includes a deduction for non-controlling interests. As described further in Section 8.2.4 of Accounting policy developments, the change results from the January 1, 2009 adoption of the new recommendations for business combinations (Canadian Institute of Chartered Accountants (CICA) Handbook Section 1582), consolidations (CICA Handbook Section 1601) and non-controlling interests (CICA Handbook Section 1602). Net income attributable to Common Shares and Non-Voting Shares is equivalent to Net income previously reported in the 2008 and 2007 periods shown above.

Trends

The recent economic downturn has heightened consumer and business customers’ focus on value and increased expectations for better pricing or packaging of services. The consolidated revenue trend reflects lower year-over-year growth in wireless network revenues. Wireless ARPU for the third quarter of 2009 decreased 7% year-over-year, as strong growth in data ARPU was more than offset by declining voice ARPU. The voice ARPU decline includes pricing competition, greater spending restraint and price optimization on the part of customers, increased use of in-bucket or included-minute service plans, continued decline in Mike service ARPU, lower roaming revenues and to a lesser extent, the growing base of Koodo postpaid basic subscribers.

The expected entry of a number of new wireless competitors in late 2009 or in 2010 may disrupt usual seasonal patterns for wireless subscriber additions in the future. Historically, there has been significant fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, resulting in lower fourth quarter wireless EBITDA. The third quarter has become more significant in terms of subscriber additions in recent years as a result of back-to-school offers, while subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters. The Company experienced a significant decline in wireless ARPU in the fourth quarter of 2008, but ARPU has been stable over time since then.

Consolidated revenues also continue to reflect growth in wireline data revenue, which includes new revenues from the acquisition of Emergis beginning in mid-January 2008; however, data revenue growth has moderated in 2009 from strong price competition and was more than offset by declining wireline voice local and long distance revenues. The decline in wireline voice revenues is due to substitution to wireless and Internet services, as well as competition from VoIP service providers, resellers and facilities-based competitors. The number of residential network access line (NAL) losses has moderated in the four most recent quarters because of more effective winback efforts and synergies from bundling services, while TELUS’ main cable-TV competitor’s digital telephone geographic coverage expansion slowed. The Company has observed a larger number of disconnections and fewer installations of business NALs attributed partly to economic conditions and partly to competition.

Consolidated Operations expenses include expenses from Emergis beginning in January 2008. The sequential decrease in operations expenses in the first quarter of 2009, and year-over-year quarterly decreases in the second and third quarters of 2009, resulted mainly from lower employee compensation, including performance bonus expenses. Restructuring costs have increased beginning in the second half of 2008, as management refocused its efforts on accelerating efficiency initiatives, primarily in the wireline segment.

The sequential decline in depreciation in the first quarter of 2009 was due to certain assets becoming fully depreciated in 2008. Depreciation expenses were relatively high in the fourth quarter of 2007 as a result of reductions to estimated useful service lives of certain asset classes. As a result of the expected launch of the new HSPA wireless network in November 2009, depreciation in the fourth quarter of 2009 is expected to increase slightly from the third quarter of 2009. See Caution regarding forward-looking statements.

Amortization of intangible assets in the fourth quarter of 2008 is net of investment tax credits of $6 million. The investment tax credits were applied following a determination of eligibility by a government tax authority and relate to assets capitalized in prior years that are now fully amortized. The sequential increase in amortization of intangible assets in the third quarter of 2008 was due to implementation of the converged billing platform for B.C. residential customers in July 2008, while the sequential increase in amortization in the first quarter of 2008 was due mainly to the January 2008 acquisition of Emergis. Amortization is expected to increase for the full year of 2009, when compared to 2008, as a result of the increase in software assets. See Caution regarding forward-looking statements.

Financing costs shown in the preceding table are net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters, particularly in the first, second and third quarters of 2009. Interest expenses for the second and third quarters of 2009 have decreased slightly, when compared to the same periods in 2008, as lower effective interest rates offset higher average debt balances. Interest expenses in the third and fourth quarters of 2008 had increased from preceding quarters due to a higher debt balance that helped fund the third quarter 2008 payment for advanced wireless services (AWS) spectrum licences.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments. EPS has also been positively impacted by decreased shares outstanding from share repurchases prior to 2009.

Income tax-related adjustments ($ in millions, except EPS amounts)	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4
Approximate Net income impact	14	19	62	32	—	—	17	143
Approximate EPS impact	0.04	0.06	0.20	0.10	—	—	0.05	0.44
Approximate basic EPS excluding tax-related impacts	0.84	0.71	0.81	0.80	0.89	0.83	0.85	0.79

5.3 Consolidated results from operations

	Quarters ended September 30				Nine-month periods ended Sept. 30
($ in millions, except EBITDA margin)	2009	2008	Change		2009	2008	Change
Operating revenues	2,411	2,450	(1.6)%		7,163	7,199	(0.5)%
Operations expenses	1,456	1,465	(0.6)%		4,348	4,336	0.3%
Restructuring costs	32	10	n.m.		113	21	n.m.
EBITDA (1)	923	975	(5.3)%		2,702	2,842	(4.9)%
Depreciation	330	344	(4.1)%		994	1,033	(3.8)%
Amortization of intangible assets	100	92	8.7%		287	245	17.1%
Operating income	493	539	(8.5)%		1,421	1,564	(9.1)%
EBITDA margin (%) (2)	38.3	39.8	(1.5	)pts	37.7	39.5	(1.8	)pts

(1)             EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)             EBITDA divided by Operating revenues.

The following discussion is for the consolidated results of TELUS. Segmented discussion is provided in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

Consolidated Operating revenues decreased by $39 million and $36 million, respectively, in the third quarter and first nine months of 2009, when compared to the same periods in 2008. Wireless segment network revenues decreased by $7 million in the third quarter and increased by $42 million in the first nine months, as strong data revenue growth was impacted by ongoing declines in voice revenues. Wireless equipment and other revenues increased by $11 million in the third quarter from an increasing smartphone mix and higher retention volumes, as well as inclusion of approximately one month results from Black’s. Wireless equipment and other revenues decreased by $4 million in the first nine months due to lower acquisition volumes. In the wireline segment, data and other revenues increased by $10 million in the third quarter and $63 million in the first nine months, but this growth was surpassed by erosion in voice local and long distance revenues caused by local competition and technological substitution.

Operations expenses

Operations expenses decreased by $9 million in the third quarter, and increased by $12 million in the first nine months of 2009, when compared to the same periods in 2008.

Operations expenses	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2009	2008	Change	2009	2008	Change
Salaries, benefits except DBPP,(1) and employee-related expenses	576	646	(10.8)%	1,770	1,942	(8.9)%
DBPP expense (recovery)	4	(25)	n.m.	13	(75)	n.m.
Other operations expenses	876	844	3.8%	2,565	2,469	3.9%
	1,456	1,465	(0.6)%	4,348	4,336	0.3%

(1)             DBPP — defined benefit pension plans.

In respect of changes in the third quarter and first nine months of 2009, as compared to the same periods in 2008:

•                  Salaries, benefits (except DBPP benefits) and employee-related expenses decreased by $70 million and $172 million, respectively. These decreases resulted mainly from lower performance bonus expenses arising from lower than originally planned operating performance, as well as a decrease in full-time equivalent (FTE) employees in 2009, while management base salaries were frozen at 2008 levels.

•                  TELUS’ defined benefit pension plans expense increased by $29 million and $88 million, respectively. The increase was mainly due to the decline in value of defined benefit pension plans assets in 2008.

•                  Other operations expenses increased by $32 million and $96 million, respectively, in the third quarter and first nine months of 2009 when compared to the same periods in 2008. The increases included higher wireless subscriber retention costs, higher wireless network costs from increasing smartphone use, and a higher wireless bad debt expense for the nine-month period, as well as increased wireline TELUS TV programming and customer acquisition costs, and costs to implement services for new wireline enterprise customers. These increases were partly offset by lower wireless roaming and marketing costs and lower wireline advertising and promotions costs.

Restructuring costs

Restructuring costs were $32 million and $113 million, respectively, in the third quarter and first nine months of 2009, or increases of $22 million and $92 million, respectively, when compared to the same periods in 2008. Restructuring costs in 2009 were primarily severance costs in respect of efficiency initiatives described in Section 2: Investing in internal capabilities. Restructuring costs are currently expected to be approximately $160 million for the full year of 2009. See Section 9: Annual guidance for 2009.

EBITDA

Consolidated EBITDA decreased by approximately five per cent, or $52 million and $140 million, respectively in the third quarter and first nine months of 2009, when compared to the same periods in 2008. EBITDA decreased primarily due to significantly higher defined benefit pension plan expenses and restructuring costs. EBITDA, excluding the impacts of higher pension and restructuring costs, decreased by $1 million in the third quarter and increased by $40 million in the nine-month period. The underlying flat performance for the third quarter reflects a decline in higher margin wireline voice local and long distance revenues offset by cost containment efforts. The underlying improvement in the nine-month period was primarily from lower performance bonus expenses and increasing traction from efficiency initiatives. Excluding higher pension and restructuring costs, wireline EBITDA increased by $4 million and $42 million, respectively, while wireless EBITDA decreased by $5 million and $2 million, respectively.

Depreciation; Amortization of intangible assets

Combined depreciation and amortization expenses decreased by $6 million in the third quarter of 2009, and increased by $3 million in the first nine months of 2009, when compared to the same periods in 2008.

•                  Depreciation decreased by $14 million and $39 million, respectively. This reflects accelerated depreciation during 2008 from a reduction in estimated useful service lives for certain digital switching assets, as well as certain digital cell sites becoming fully depreciated. This was slightly offset by growth in capital assets over the past 12 months.

•                  Amortization increased by $8 million and $42 million, respectively. The increases include $3 million and $18 million, respectively, arising from the July 2008 implementation of the converged wireline billing and client care platform in B.C. The balance is mainly due to increases in other administrative and network application software.

Operating income

Operating income decreased by $46 million and $143 million, respectively, in the third quarter and first nine months of 2009 when compared to the same periods in 2008, primarily due to the five per cent decrease in EBITDA.

Other income statement items

Other expense, net	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2009	2008	Change	2009	2008	Change
	6	6	—%	22	25	(12.0)%

Other expense, net includes accounts receivable securitization expense, income (losses) or impairments in equity or portfolio investments, gains and losses on disposal of real estate, and charitable donations.

Accounts receivable securitization expenses were $3 million and $7 million, respectively, in the third quarter and first nine months of 2009 as compared to $2 million and $9 million, respectively, in the same periods of 2008. Average proceeds from securitized accounts receivable were higher in 2009 than in 2008, offset by lower average rates. See Section 7.6 Accounts receivable sale for additional information. Charitable donation expenses and other net gains and losses were relatively unchanged.

Financing costs	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2009	2008	Change	2009	2008	Change
Interest on long-term debt, short-term obligations and other	121	124	(2.4)%	352	353	(0.3)%
Foreign exchange (gains) losses	—	(1)	n.m.	(3)	(1)	n.m.
Capitalized interest during construction	—	—	—%	—	(3)	n.m.
Interest income	(20)	(1)	n.m.	(47)	(4)	n.m.
	101	122	(17.2)%	302	345	(12.5)%

Interest expenses on long-term and short-term debt and other decreased by $3 million and $1 million, respectively, in the third quarter and first nine months of 2009 when compared to the same periods in 2008. Higher average debt balances in 2009, resulting primarily from payment for AWS spectrum licences in the third quarter of 2008, were offset by a lower effective interest rate. Interest income arising from the settlement of prior years’ tax matters was $20 million in the third quarter of 2009 ($46 million of $47 million total interest income for the first nine months of 2009). Interest income in the prior year periods was primarily interest on temporary investments and cash balances.

Income taxes	Quarters ended September 30				Nine-month periods ended Sept. 30
($ millions, except tax rates)	2009	2008	Change		2009	2008	Change
Basic blended federal and provincial tax at statutory income tax rates	117	128	(8.6)%		332	370	(10.3)%
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	—	—	—		(48)	(1)	—
Revaluation of future income tax liability to reflect future statutory income tax rates	(10)	(6)	—		(36)	(32)	—
Share option award compensation	—	1	—		3	4	—
Other	(1)	2	—		—	7	—
	106	125	(15.2)%		251	348	(27.9)%
Blended federal and provincial statutory tax rates (%)	30.3	31.2	(0.9	)pts	30.3	31.0	(0.7	)pts
Effective tax rates (%)	27.5	30.4	(2.9	)pts	22.9	29.2	(6.3	)pts

Blended statutory income taxes decreased in the third quarter and first nine months of 2009 due to lower income before taxes and lower blended statutory tax rates. The effective tax rates in both years were lower than the statutory tax rates due to the tax rate differential and consequential adjustments from reassessments of prior years’ tax issues, revaluations of future income tax liabilities resulting from reductions to future B.C. provincial income tax rates, as well as future tax rates being applied to temporary differences. Changes to future B.C. income tax rates were enacted in the first quarter of 2009, reducing rates beginning July 1, 2010. In 2008, a rate decrease was enacted for B.C. provincial income taxes, effective July 1, 2008.

Comprehensive income

Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company’s specific instance, is primarily to include changes in shareholders’ equity arising from unrealized changes in the fair values of financial instruments.

5.4 Wireline segment results

Operating revenues — wireline segment	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2009	2008	Change	2009	2008	Change
Voice local	466	494	(5.7)%	1,406	1,493	(5.8)%
Voice long distance	148	173	(14.5)%	477	527	(9.5)%
Data	524	516	1.6%	1,592	1,544	3.1%
Other	67	65	3.1%	206	191	7.9%
External operating revenue	1,205	1,248	(3.4)%	3,681	3,755	(2.0)%
Intersegment revenue	34	33	3.0%	98	96	2.1%
Total operating revenues	1,239	1,281	(3.3)%	3,779	3,851	(1.9)%

Wireline revenues decreased $42 million and $72 million, respectively, in the third quarter and first nine months of 2009 when compared to the same periods in 2008.

•                  Voice local revenue decreased by $28 million and $87 million, respectively, in the third quarter and first nine months of 2009, when compared to the same periods in 2008. Decreases were mainly due to lower revenues from basic access and optional enhanced services caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, as well as decreases in business lines from economic impacts.

Network access lines (NALs)	As at September 30
(000s)	2009	2008	Change
Residential	2,279	2,444	(6.8)%
Business	1,821	1,838	(0.9)%
Total	4,100	4,282	(4.3)%

Net (losses) additions in NALs	Quarters ended September 30			Nine—month periods ended Sept. 30
(000s)	2009	2008	Change	2009	2008	Change
Residential	(41)	(53)	22.6%	(123)	(152)	19.1%
Business	(3)	10	n.m.	(23)	30	n.m.
Total	(44)	(43)	(2.3)%	(146)	(122)	(19.7)%

There were fewer residential NAL losses in the third quarter and first nine months of 2009 when compared to the same periods in 2008, because of more effective winback efforts and synergy with bundled services including TELUS TV, as well as slowing of a cable-TV competitor’s geographic expansion of digital telephone service. The decrease in business NALs during the third quarter and first nine months of 2009 reflects competitive inroads in the small and medium business market by cable-TV companies, as well as economic impacts leading to a larger number of disconnections and fewer installations, particularly in B.C. and Alberta. Business NALs increased in Ontario and Quebec during the first nine months of 2009 and over the past 12 months. Growth in certain data services, such as private networks, is not measured by business NAL counts.

•                  Voice long distance revenues decreased by $25 million and $50 million, respectively, in the third quarter and first nine months of 2009, when compared to the same periods in 2008. The decreases were due mainly to lower average per-minute rates resulting from ongoing industry-wide price competition, a lower base of residential subscribers, and lower billed retail minute volumes.

•                  Wireline data revenues increased by $8 million and $48 million, respectively, in the third quarter and first nine months of 2009, when compared to the same periods in 2008. The increases were primarily due to (i) higher managed workplace revenues from growth in outsourcing services for business customers; (ii) subscriber growth in digital entertainment services; and (iii) increased Internet, enhanced data and hosting services, partly offset by lower average pricing from competitive pressures. These increases were partly offset by lower broadcast and videoconferencing revenues and lower data equipment sales, including the effect of a larger equipment sale in the first quarter of 2008.

Wireline Internet and TELUS TV subscribers	As at September 30
(000s)	2009	2008	Change
High-speed Internet subscribers (1)	1,117	1,077	3.7%
Dial-up Internet subscribers	96	134	(28.4)%
Total Internet subscribers (1)	1,213	1,211	0.2%
TELUS TV subscribers (2)	137	63	117.5%

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Net additions (losses) of wireline Internet and TELUS TV subscribers	Quarters ended September 30			Nine—month periods ended Sept. 30
(000s)	2009	2008	Change	2009	2008	Change
High-speed Internet subscriber net additions	9	13	(30.8)%	26	57	(54.4)%
Dial-up Internet subscriber net losses	(9)	(8)	(12.5)%	(28)	(21)	(33.3)%
Total Internet subscriber net additions (losses)	—	5	(100.0)%	(2)	36	n.m.
TELUS TV subscriber net additions (2)	22	12	83.3%	59	28	110.7%

(1)             Opening balances for high-speed Internet subscribers and total Internet subscribers for the second quarter of 2009, were reduced by five thousand to reflect prior period reporting adjustments.

(2)             Includes TELUS Satellite TV™ subscribers beginning in 2009.

High-speed Internet subscriber net additions were lower in the third quarter and first nine months of 2009 when compared to the same periods in 2008, due to a maturing market, as well as a cable-TV competitors’ expanded product offerings, promotional pricing and winback offers. Growth in subscriptions to digital TELUS TV service continued at a strong pace, as the Company has improved installation capability, rolled out high-definition TV (HDTV) channels and personal video recorders, increased geographic coverage, introduced satellite-based TELUS TV service that complements the IP-based service, and had success with bundled offers.

•                  Other revenue increased by $2 million and $15 million, respectively, in the third quarter and first nine months of 2009, when compared to the same periods in 2008, primarily due to higher voice equipment sales.

•                  Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2009	2008	Change	2009	2008	Change
Salaries, benefits except DBPP (1) expense (recovery), and employee-related costs	435	493	(11.8)%	1,342	1,478	(9.2)%
DBPP expense (recovery)	4	(23)	n.m.	14	(68)	n.m.
Other operations expenses	365	353	3.4%	1,115	1,093	2.0%
Operations expenses	804	823	(2.3)%	2,471	2,503	(1.3)%
Restructuring costs	29	9	n.m.	104	19	n.m.
Total operating expenses	833	832	0.1%	2,575	2,522	2.1%

(1)             DBPP — defined benefit pension plans.

Total operating expenses increased by $1 million and $53 million, respectively, in the third quarter and first nine months of 2009 when compared to the same periods in 2008.

•                  Salaries, benefits and employee-related costs decreased by $58 million and $136 million, respectively. The decreases resulted from a significant reduction in performance bonus expenses from lower than originally planned operating performance for 2009, fewer FTE staff and efficiency initiatives including those targeting discretionary employee-related expenses such as travel.

•                  The defined benefits pension plans expense increased by $27 million and $82 million, respectively, mainly due to the decline in value of these plans’ assets in 2008.

•                  Other operations expenses increased by $12 million and $22 million, respectively, due to TELUS TV programming and customer acquisition costs related to increased subscriber loading, and access facility costs associated with implementing new contracts, partly offset by lower advertising and promotional expenses.

•                  Restructuring costs increased by $20 million and $85 million, respectively. The increases reflect an array of initiatives under the Company’s operating efficiency program.

	Quarters ended September 30				Nine-month periods ended Sept. 30
Wireline segment — EBITDA	2009	2008	Change		2009	2008	Change
EBITDA ($ millions)	406	449	(9.6)%		1,204	1,329	(9.4)%
EBITDA margin (%)	32.8	35.1	(2.3	)pts	31.9	34.5	(2.6	)pts

Wireline segment EBITDA decreased by $43 million and $125 million, respectively, in the third quarter and first nine months of 2009 when compared to the same periods in 2008, due primarily to higher restructuring costs and defined benefit pension plan expenses. Excluding the increases in restructuring costs and pension expenses, wireline EBITDA increased by $4 million and $42 million, respectively, due to lower performance bonus expenses, fewer FTE employees, as well as cost containment efforts that drove down discretionary employee-related costs and advertising and promotions costs, partly offset by increased costs to provision TV services and implement services for new enterprise customers. EBITDA margin pressure is caused by declining voice revenues having higher margins than the growing data services.

5.5 Wireless segment results

Operating revenues — wireless segment	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2009	2008	Change	2009	2008	Change
Network revenue	1,126	1,133	(0.6)%	3,289	3,247	1.3%
Equipment and other revenue	80	69	15.9%	193	197	(2.0)%
External operating revenue	1,206	1,202	0.3%	3,482	3,444	1.1%
Intersegment revenue	7	7	—%	21	21	—%
Total operating revenues	1,213	1,209	0.3%	3,503	3,465	1.1%

Wireless segment revenues increased by $4 million and $38 million, respectively, in the third quarter and first nine months of 2009 when compared to the same periods in 2008. The increases were due to the following:

•                  Network revenue decreased by $7 million in the third quarter of 2009 and increased by $42 million in the first nine months of 2009, when compared to the same periods in 2008. Data revenue growth of $48 million or 27% in the third quarter was more than offset by lower voice revenues of $55 million or 6%. Wireless data revenues in the third quarter of 2009 represent 20% of network revenue as compared to 16% in the same period in 2008. Data revenue growth of $167 million or 34% in the first nine months was partially offset by lower voice revenues of $125 million or 5%. This growth in data revenues continues to reflect strength in text messaging and smartphone service revenues driven by increased usage and features, and increased penetration of smartphones, higher-speed EVDO-capable handsets, and mobile Internet keys, partially offset by lower inbound data roaming rates.

Blended ARPU of $59.45 decreased by $4.69 or 7% in the third quarter of 2009 when compared to the same period in 2008, but was up from $58.61 in the second quarter of 2009. Blended ARPU of $58.82 for the first nine months of 2009 decreased $4.12 or 6.5% when compared to the same period in 2008. Third quarter data ARPU of $12.05 increased by $1.86 or 18% when compared to the same period in 2008, while voice ARPU of $47.40 decreased $6.55 or 12%. Data ARPU for the first nine months of 2009 was $11.63, an increase of $2.26 or 24%, while voice ARPU of $47.19 decreased $6.38 or 12%. Declining voice ARPU is a continuing trend and included a combination of factors: declining minutes of use by both consumers and businesses, increased use of included-minute rate plans as subscribers shift usage patterns and move to optimize price plans, lower Mike service ARPU, decreased inbound roaming rates and increased penetration of the lower ARPU Koodo brand, partly offset by higher service feature revenues.

Postpaid subscriber gross additions represented approximately 69% of total gross additions for the third quarter of 2009 and 64% of total gross additions for the first nine months of 2009. This compares to 67% and 64%, respectively, in the same periods in 2008. This reflects an improvement in mix of gross and net subscribers for the third quarter of 2009.

Net additions for the third quarter and first nine months of 2009were down 29% and 35%, respectively, when the prior year comparatives are normalized for deactivation of 28,000 subscribers on September 15, 2008 from the turndown of TELUS’ analogue network. Net additions were impacted by higher overall churn and market competition as compared to normalized net additions in 2008. Postpaid subscriber net additions represented 105% and 95%, respectively, of total net additions for the third quarter and first nine months of 2009, as compared to 90% and 88%, respectively, in the same periods of 2008.

The blended churn rate increase year-over-year reflects higher involuntary churn, lower prior year churn in the Koodo brand due to its initial launch in March 2008, and continued competitive marketing intensity within both the postpaid and prepaid market segments. The blended churn rate for the third quarter of 2009 increased slightly to 1.55% when compared to 1.52% in the third quarter of 2008 (excluding the effect of deactivating analogue subscribers in September 2008), but was unchanged from the second quarter of 2009. The blended churn rate for the first nine months of 2009 was 1.57%, up from 1.49% in the same period in 2008 (excluding deactivation of analogue subscribers in September 2008).

					As at September 30
Wireless operating indicators					2009	2008	Change
Subscribers (000s)
Postpaid					5,192	4,803	8.1%
Prepaid					1,221	1,178	3.7%
Total					6,413	5,981	7.2%
Proportion of subscriber base that is postpaid (%)					81	80	1	pt
Digital POPs(1) covered (millions)(2)					32.7	32.4	0.9%

	Quarters ended September 30				Nine-month periods ended Sept. 30
	2009	2008	Change		2009	2008	Change
Subscriber gross additions (000s)
Postpaid	291	300	(3.0)%		753	783	(3.8)%
Prepaid	129	147	(12.2)%		415	431	(3.7)%
Total	420	447	(6.0)%		1,168	1,214	(3.8)%
Subscriber net additions (000s)
Postpaid	131	133	(1.5)%		270	362	(25.4)%
Prepaid	(6)	16	n.m.		14	51	(72.5)%
Total (3)	125	149	(16.1)%		284	413	(31.2)%
Total subscriber net additions — adjusted (3)	125	176	(29.0)%		284	440	(35.4)%
ARPU (4) ($)	59.45	64.14	(7.3)%		58.82	62.94	(6.5)%
Churn, per month (4) (%)	1.55	1.68	(0.13	)pts	1.57	1.55	0.02	pts
Adjusted churn, per month (%)(3)	1.55	1.52	0.03	pts	1.57	1.49	0.08	pts
Average monthly minutes of use per subscriber (MOU)	397	416	(4.6)%		394	410	(3.9)%
COA (5) per gross subscriber addition (4) (6) ($)	320	358	(10.6)%		322	344	(6.4)%
Retention spend to network revenue (4) (6) (%)	10.3	8.7	1.6	pts	10.5	8.7	1.8	pts
EBITDA excluding COA ($ millions)	652	686	(5.0)%		1,874	1,931	(3.0)%
EBITDA to network revenue (%)	45.9	46.4	(0.5	)pts	45.5	46.6	(1.1	)pts

pt(s) — percentage point(s)

(1)             POPs is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area.

(2)             Including roaming/resale agreements, principally with Bell Canada.

(3)             Net Additions and blended churn for the third quarter of 2008 include the impact of TELUS’ analogue network turndown on September 15, 2008. Adjusted subscriber net additions and churn exclude the impact of approximately 28,000 subscriber deactivations resulting from turning down the analogue network.

(4)             See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.

(5)             Cost of acquisition.

(6)             In the first quarter of 2009, the Company refined the measurement of the costs of acquisition and retention in its operational systems to align with changes in the business. Prior year comparative figures have been restated on a consistent basis.

•                  Equipment sales, rental and service revenue increased by $11 million or 16% in the third quarter of 2009 and decreased by $4 million or 2% in the first nine months of 2009, when compared to the same periods in 2008. The increase for the quarter was due to higher per-unit revenues from an increasing smartphone mix and higher retention volumes, partly offset by lower acquisition volumes, contributing to lower activation and accessory revenues. This category also includes results from Black’s for the month of September.

•                  Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

Operating expenses — wireless segment	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2009	2008	Change	2009	2008	Change
Equipment sales expenses	209	193	8.3%	582	522	11.5%
Network operating expenses	161	155	3.9%	465	445	4.5%
Marketing expenses	106	122	(13.1)%	292	346	(15.6)%
General and administration (G&A) expenses
Salaries, benefits (1) and employee-related costs	142	151	(6.0)%	427	457	(6.6)%
Other G&A expenses	75	61	23.0%	230	180	27.8%
Operations expense	693	682	1.6%	1,996	1,950	2.4%
Restructuring costs	3	1	n.m.	9	2	n.m.
Total operating expenses	696	683	1.9%	2,005	1,952	2.7%

(1)             Includes defined benefit pension plans recoveries of $nil and $1 million, respectively, for the third quarter and first nine months of 2009, as compared to recoveries of $2 million and $7 million, respectively, for the third quarter and first nine months of 2008.

Wireless segment total operating expenses increased by $13 million and $53 million, respectively, in the third quarter and first nine months of 2009 when compared to the same periods in 2008. The increases were primarily due to the growth in data services, inclusion of results from Black’s for the month of September, and higher bad debt expenses for the nine-month period.

•                  Equipment sales expenses increased by $16 million and $60 million, respectively, in the third quarter and first nine months of 2009 as compared with the same periods in 2008. The increases were due in part to higher retention volumes and higher per-unit costs to support migration of clients to smartphones, as well as higher inventory valuation adjustments, partly offset by lower acquisition volumes. Equipment expenses include results from Black’s for the month of September.

•                  Network operating expenses increased by $6 million and $20 million, respectively, in the third quarter and first nine months of 2009 as compared with the same periods in 2008. The increases in network operating expenses supported growth in data revenues (27% for the third quarter and 34% for the first nine months), relating to increased usage, continued penetration of smartphones and mobile Internet keys that drove increases in revenue share costs to third parties and licensing costs to service providers, partly offset by lower roaming costs from reduced rates.

•                  Marketing expenses decreased by $16 million and $54 million, respectively, in the third quarter and first nine months of 2009, as compared with the same periods in 2008, resulting from lower advertising and promotions and lower commissions due to a change in product mix and loading through lower variable cost channels. COA per gross subscriber addition decreased by $38 and $22, respectively, in the third quarter and first nine months of 2009 when compared to the same periods in 2008. The decrease in COA reflects lower commissions and lower per-unit subsidy costs, reflecting changes in promotional pricing and higher Koodo product mix, partly offset by lower activation revenues.

Retention costs as a percentage of network revenue increased to 10.3% and 10.5% in the third quarter and first nine months of 2009 as compared to 8.7% in the same periods in 2008. The increase in retention costs was primarily related to continued focus on migration of clients to smartphones.

•                  In G&A expenses, salaries, benefits and employee-related costs decreased by $9 million and $30 million, respectively, in the third quarter and first nine months of 2009, as compared to the same periods in 2008, which reflects lower performance bonus accruals and traction from competitive efficiency programs. Other G&A expenses increased by $14 million and $50 million, respectively, including higher external labour costs to support the increased subscriber base, higher rent reflecting expansion of Koodo distribution channels and the inclusion of expenses from Black’s for the month of September. Bad debt expense was unchanged in the quarter, but increased by $17 million for the nine-month period.

•                  Restructuring costs included various initiatives under the Company’s competitive efficiency program.

	Quarters ended September 30				Nine-month periods ended Sept. 30
Wireless segment - EBITDA	2009	2008	Change		2009	2008	Change
EBITDA ($ millions)	517	526	(1.7)%		1,498	1,513	(1.0)%
EBITDA margin (%)	42.6	43.5	(0.9	)pts	42.8	43.7	(0.9	)pts

Wireless segment EBITDA decreased by $9 million and $15 million, respectively, in the third quarter and first nine months of 2009 when compared to the same periods in 2008. Wireless EBITDA, before higher pension and restructuring expenses, decreased by $5 million and $2 million, respectively, resulting from declining voice ARPU, increased retention and network costs supporting data growth, and higher G&A costs to support the larger subscriber base, partly offset by lower COA expenses. EBITDA margins were affected by increased network costs associated with smartphone adoption, increased restructuring costs, and for the nine-month period, increased bad debt expenses.

6.              Changes in financial position

Changes in the Consolidated statements of financial position for the nine-month period ended September 30, 2009, are as follows:

Financial position as at:	Sept. 30,	Dec. 31,
($ millions)	2009	2008	Change		Explanation of the change
Current Assets
Cash and temporary investments, net	34	4	30	n.m.	See Section 7: Liquidity and capital resources
Accounts receivable	781	966	(185)	(19)%

Reduced by $100 million due to an increase in proceeds from securitized accounts receivable, as well as lower receivables from wireless dealers, and a decrease in wireless customer accounts receivable from a decrease in postpaid ARPU. Accounts receivable turnover was 45 days at September 30, 2009, up from 43 days at June 30, 2009 and down from 48 days at December 31, 2008.

Income and other taxes receivable	112	25	87	n.m.	Reflects an increase in accrued income and other taxes receivable, and instalments paid, net of refunds received.
Inventories	192	333	(141)	(42)%	Mainly a decrease in wireless handset volumes, parts and accessories, as well as lower average handset costs.
Prepaid expenses and other (1)	200	176	24	14%	Primarily pre-payment of property taxes, maintenance contracts and wireless licence fees, all net of amortization.
Derivative assets	—	10	(10)	(100)%	Fair value adjustments to foreign exchange hedges. See current Derivative liabilities.
Current Liabilities
Accounts payable and accrued liabilities	1,417	1,465	(48)	(3)%

Includes lower accrued employee benefits and employee-related costs, a decrease in trade payables from lower expenditures, and lower accrued liabilities partially offset by a seasonal increase in interest payable and five additional accrued payroll days.

Income and other taxes payable	14	163	(149)	(91)%	Reflects final income tax payments in 2009 for the 2008 tax year.
Restructuring accounts payable and accrued liabilities	84	51	33	65%	New obligations under current restructuring initiatives exceeded payments under previous restructuring initiatives.
Dividends payable	151	151	—	—%	The dividend declared for the third quarter was paid October 1, 2009, and the dividend declared for the fourth quarter of 2008 was paid January 2, 2009.
Advance billings and customer deposits	646	689	(43)	(6)%	Primarily a decrease in deferred revenue from lower wireless handset volumes held by external channels, and lower wireline customer deposits.
Current maturities of long-term debt	82	4	78	n.m.

Reflects the May 2010 maturity of $50 million TELUS Communications Inc. 12% Series 1 debentures and the July 2010 maturity of $30 million TELUS Communications Inc. 11.5% Series U First Mortgage Bonds, net of a small reduction in capital leases.

Derivative liabilities	82	75	7	9%	Fair value adjustments for share options and operational hedges, offset by options exercised or forfeited.
Current portion of future income taxes	586	459	127	28%	Primarily changes in TELUS Communications Company and TELE-MOBILE COMPANY partnerships’ income that will be allocated over the next 12 months.
Working capital (2)	(1,743)	(1,543)	(200)	(13)%	The reduction in working capital contributed to a reduction in long-term debt.

(1)             Commencing in 2009, the new recommendations of the CICA for goodwill and intangible assets (Handbook Section 3064) apply to the Company. The application of this standard resulted in adjustments to the Consolidated statements of financial position. See Developments in fiscal 2009 in Section 8.2.4.

(2)             Current assets subtracting Current liabilities — an indicator of the ability to finance current operations and meet obligations as they fall due.

Changes in financial position continued from the previous page.

Financial position as at:	Sept. 30,	Dec. 31,
($ millions)	2009	2008	Change		Explanation of the change
Capital Assets, Net	12,802	12,483	319	3%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation and Amortization in Section 5.3 Consolidated results from operations.
Other Assets
Other long-term assets (1)	1,556	1,418	138	10%	Primarily pension plan funding and continued amortization of transitional pension assets.
Investments	43	42	1	2%	Reflects a minor new investment.
Goodwill	3,572	3,564	8	—%	Goodwill added for the purchase of Black’s Photo Corporation.
Long-Term Debt	5,809	6,348	(539)	(8)%

Includes:

•      Net proceeds of $697 million from the issue of 4.95% five-year notes in May;

•      A $103 million increase in commercial paper;

•      A net reduction of $980 million in amounts drawn against the 2012 credit facility;

•      $80 million debentures reclassified to current liabilities; and

•      A $280 million decrease in the Canadian dollar value of the 2011 U.S. dollar Notes from an appreciated Canadian dollar, which is largely offset by a lower derivative liability (see Other Long-Term Liabilities).

Other Long-Term Liabilities	1,560	1,295	265	20%	Primarily changes in U.S. dollar exchange rates and a fair value adjustment of the derivative liability associated with the 2011 U.S. dollar Notes.
Future Income Taxes (1)	1,328	1,213	115	9%

An increase in future taxes on long-term assets and liabilities, including unrealized gains and losses on derivatives and reassessments for prior year tax issues, partly offset by a revaluation for statutory tax rate changes.

Shareholders’ Equity
Common Share and Non-Voting Share equity (1)	7,513	7,085	428	6%	Mainly Net income of $843 million and Other comprehensive income of $25 million attributable to holders of Common Shares and Non-Voting Shares, less $451 million of dividends paid or payable in cash.
Non-controlling interests	20	23	(3)	(13)%	Dividends paid by a subsidiary to non-controlling interests, net of $3 million Net income attributable to non-controlling interests.

(1)             Commencing in 2009, the new recommendations of the CICA for goodwill and intangible assets (Handbook Section 3064) apply to the Company. The application of this standard resulted in adjustments to the Consolidated statements of financial position. See Developments in fiscal 2009 in Section 8.2.4.

7.              Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

The Company’s capital structure financial policies, financing plan and results are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology. In 2009, cash provided by operating activities has exceeded cash used by investing activities, and debt was reduced. In 2008, cash provided by operating activities was supplemented with cash provided by financing activities to help fund the January acquisition of Emergis and third quarter payment for AWS spectrum licences.

Summary of Consolidated statements of cash flows	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2009	2008	Change	2009	2008	Change
Cash provided by operating activities	814	985	(17.4)%	2,280	2,072	10.0%
Cash (used) by investing activities	(585)	(1,353)	56.8%	(1,615)	(2,790)	42.1%
Cash (used) provided by financing activities	(221)	358	n.m.	(635)	734	n.m.
Increase (decrease) in cash and temporary investments, net	8	(10)	—	30	16	—
Cash and temporary investments, net, beginning of period	26	46	—	4	20	—
Cash and temporary investments, net, end of period	34	36	—	34	36	(5.6)%

7.1 Cash provided by operating activities

Cash provided by operating activities decreased by $171 million in the third quarter of 2009, and increased by $208 million in the first nine months of 2009 when compared to the same periods in 2008, primarily due to the following:

•                  Changes in proceeds from securitized accounts receivable (included in Net change in non-cash working capital on the Consolidated statements of cash flow) are a source of cash when the proceeds are increased, and a use of cash when proceeds are reduced. There were no changes in proceeds during the third quarter of 2009, as compared to a $100 million increase in proceeds during the third quarter of 2008. Over the first nine months of 2009, the Company increased proceeds by $100 million, while in the corresponding period in 2008, the Company reduced proceeds by a net $250 million. See Section 7.6 Accounts receivable sale.

•                  Income tax payments net of recoveries were $48 million and $270 million in the third quarter and first nine months of 2009. Net payments in 2009 included a $10 million third quarter recovery ($64 million recovery for the first nine months) for settlement of prior years’ tax matters, as well as final instalment payments in respect of the 2008 tax year made in the first quarter. In comparison, income tax payments in the third quarter and first nine months of 2008 were $1 million and $8 million, respectively. The Company has commenced to make significant income tax payments in 2009 (see income tax payment assumptions in Section 9).

•                  EBITDA decreased by $52 million and $140 million, respectively, in the third quarter and first nine months, as described in Section 5: Results from operations. The decrease in EBITDA included increases in employee defined benefit pension plan expenses and restructuring costs. Excluding these non-cash items, EBITDA decreased by $1 million in the quarter and increased by $40 million in the nine-month period.

•                  Contributions to employee defined benefit plans increased by $4 million and $57 million, respectively, in the third quarter and first nine months of 2009 when compared to the same periods in 2008. See assumptions for defined benefits pension plans in Section 9: Annual guidance for 2009.

•                  Payments under restructuring programs increased by $10 million and $45 million, respectively, in the third quarter and first nine months of 2009 when compared to the same periods in 2008.

•                  Interest received increased by $19 million and $52 million, respectively, in the third quarter and first nine months of 2009, when compared to the same periods in 2008, primarily for the settlement of prior years’ tax matters.

•                  Other changes in non-cash working capital, including reduced customer and dealer accounts receivable and inventory in the first nine months of 2009, and liquidation of $42 million of short-term investments in the first half of 2008.

7.2 Cash used by investing activities

Cash used by investing activities decreased by $768 million and $1,175 million, respectively, in the third quarter and first nine months of 2009 when compared to the same periods in 2008. The decreases resulted from lower total capital expenditures (see below) and smaller acquisitions. In 2009, the Company purchased Black’s Photo Corporation for $28 million cash ($26 million net of acquired cash) in the third quarter, while in 2008 the Company acquired Emergis and FastVibe in the first quarter for a total of $696 million net of acquired cash.

Assets under construction were $1,032 million at September 30, 2009, up $350 million from December 31, 2008. The increase related mainly to the Company’s wireline and wireless broadband initiatives, described further below. During the third quarter of 2009, software assets under construction decreased by $71 million due to completion of certain broadband-related software projects.

Capital expenditures	Quarters ended September 30				Nine-month periods ended Sept. 30
($ millions, except capital intensity)	2009	2008	Change		2009	2008	Change
Wireline segment (general)	365	340	7.4%		1,011	916	10.4%
Wireless segment (general)	193	133	45.1%		578	312	85.3%
Capital expenditures (general)	558	473	18.0%		1,589	1,228	29.4%
Payment for AWS spectrum licences (wireless segment)	—	882	n.m.		—	882	n.m.
Total capital expenditures	558	1,355	(58.8)%		1,589	2,110	(24.7)%

Total wireless capital expenditures	193	1,015	(81.0)%		578	1,194	(51.6)%

EBITDA less total capital expenditures (1)	365	(380)	n.m.		1,113	732	52.0%
Capital intensity (2) (%)
Of general capital expenditures	23	19	4	pts	22	17	5	pts
Of total capital expenditures	23	55	(32	)pts	22	29	(7	)pts

(1)             See Section 11.1 EBITDA for the calculation and description.

(2)             Capital intensity is the measure of capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

Total capital expenditures decreased by $797 million and $521 million, respectively, in the third quarter and first nine months of 2009, when compared to the same periods in 2008, largely due to the prior year payment for AWS spectrum licences. General capital expenditures (excluding payment for AWS spectrum licences) increased by $85 million and $361 million, respectively, largely due to the Company’s focus on wireline broadband and wireless HSPA initiatives.  Driven by the near completion of the wireless HSPA initiative in 2009 and progress on wireline broadband expansion, 2010 capital expenditure levels are currently expected to reflect a return back to average historical levels experienced between 2006 and 2008 and therefore to be reduced to as low as $1.7 billion.  See Section 9: Annual guidance for 2009 for the Company’s expectation for capital expenditures for the full year.

EBITDA less total capital expenditures improved by $745 million and $381 million, respectively, in the third quarter and first nine months of 2009, relative to the same periods in 2008. The improvement was mainly due to the prior year payment for AWS spectrum licences, partly offset by increased defined benefit pension plan expenses and restructuring costs in 2009. The 22% capital intensity level for the first nine months of 2009 reflects a wireline intensity level of 27% (24% in the first nine months of 2008) and a wireless intensity level of 17% (34% in the first nine months of 2008 including payment for AWS spectrum licences, or 9% excluding spectrum licence payments).

•                  Wireline segment

Wireline capital expenditures increased by $25 million and $95 million, respectively, in the third quarter and first nine months of 2009, relative to expenditures in the same periods in 2008. The increases were mainly due to investments in broadband and TELUS TV initiatives primarily in B.C. and Alberta. Partly offsetting this were expenditures incurred in 2008 for the billing and client care platform implemented for B.C. residential customer accounts in July 2008. Wireline cash flow (EBITDA less capital expenditures) was $41 million in the third quarter of 2009 and $193 million in the first nine months of 2009, or decreases of $68 million or 62% and $220 million or 53%, respectively, when compared to the same periods in 2008.

•                  Wireless segment

General wireless capital expenditures increased by $60 million and $266 million, respectively, in the third quarter and first nine months of 2009, when compared to the same periods in 2008, due mainly to new investments in HSPA technology and service capability for planned network launch in November 2009. General expenditures in the prior year were relatively low due to deferrals pending the outcome of the July 2008 AWS spectrum auction and finalization of the Company’s wireless technology evolution plans.

Total wireless capital expenditures decreased by $822 million and $616 million, respectively, in the third quarter and first nine months of 2009, compared to the same periods in 2008. The decrease reflected prior year payment of $882 million for AWS spectrum licences, partly offset by HSPA spending in 2009. Consequently, wireless cash flow (EBITDA less total capital expenditures) improved to $324 million and $920 million, respectively, in the third quarter and first nine months of 2009, as compared to $(489) million and $319 million, respectively, in the same periods in 2008.

7.3 Cash provided (used) by financing activities

Net cash used by financing activities was $221 million and $635 million, respectively, in the third quarter and first nine months of 2009. This compares to net cash provided by financing activities of $358 million, and $734 million, respectively, in the same periods of 2008.

•                  Cash dividends paid to shareholders in the third quarter of 2009 totalled $149 million, in respect of the second quarter declared dividend (47.5 cents per share) that was remitted and paid July 2, 2009. Cash dividends paid to shareholders in the first nine months of 2009 totalled $451 million and were in respect of the dividends declared in the first and second quarters of 2009, as well as the fourth quarter of 2008 (47.5 cents per share, each). In comparison,

$289 million in dividends paid for the first nine months of 2008 were in respect of the 2008 first and second quarter dividends ($0.45 cents per share, each).

•                  There have been no purchases of TELUS shares under the NCIB program in 2009. The maximum number of shares that may be repurchased under the current program, before December 22, 2009, is four million Common Shares and four million Non-Voting Shares. During the third quarter of 2008, the Company repurchased approximately 1.97 million shares for $75 million, while over the first nine months of 2008 the Company repurchased approximately 6.61 million shares for $274 million.

•                  Long-term debt issues

In May 2009, the Company successfully closed a public offering of 4.95%, Series CF Notes maturing May 2014, for aggregate gross proceeds of $700 million. Net proceeds of approximately $697 million were used for corporate purposes, including repayment of amounts outstanding under the 2012 Credit Facility and reducing outstanding commercial paper. The Series CF Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to the greater of (i) the present value of the Notes discounted at the Government of Canada yield plus 71 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The Series CF Notes require that the Company make an offer to repurchase the Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture. Credit rating agencies assigned the same investment-grade ratings to these Notes as TELUS’ previous Notes. See Section 7.7 Credit ratings.

In April 2008, the Company publicly issued $500 million, 5.95% Series CE Notes maturing in April 2015. Net proceeds were used for corporate purposes including a net reduction in utilized 2012 bank facilities and a reduction in proceeds from securitized accounts receivable, with the latter reflected as a change in non-cash working capital (see Section 7.1 Cash provided by operating activities).

•                  Bank facilities and commercial paper

The Company often shifts among short-term financing sources to take advantage of interest cost differentials. In the first quarter of 2009, net amounts drawn on the 2012 credit facility decreased by $680 million to $300 million, while issued commercial paper increased by $756 million to $1,188 million. Due primarily to the successful issue of new Notes in May 2009, during the second quarter the Company reduced net amounts drawn on the 2012 credit facility to $nil and reduced commercial paper to $604 million. In the third quarter, the Company further reduced commercial paper to $534 million.

In 2008, during the first quarter, the Company increased utilization of the 2012 credit facility from $nil to $321 million and increased the amount of issued commercial paper by $213 million to $800 million for general corporate purposes, including the January acquisition of Emergis. During the second quarter of 2008, the Company reduced the amount drawn on the 2012 credit facility by $159 million to a balance of $162 million at June 30, while the balance of commercial paper was unchanged. During the third quarter, the Company increased utilized bank facilities to $430 million and increased outstanding commercial paper to $980 million to help fund payment of AWS spectrum licences.

•                  TELUS Communications Inc. long-term debt

Effective June 12, 2009, TELUS Corporation guaranteed the payment of principal and interest for TCI debentures and TCI first mortgage bonds.

7.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or 12-month periods ended, September 30	2009	2008	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	7,177	7,187	(10)
Total capitalization – book value (2)	14,815	14,291	524
EBITDA – excluding restructuring costs	3,790	3,822	(32)
Net interest cost	420	454	(34)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	87	77	10	pts
Average term to maturity of debt (years)	4.0	4.3	(0.3)
Net debt to total capitalization (%) (1) (2)	48.4	50.3	(1.9	)pts
Net debt to EBITDA – excluding restructuring costs (1)	1.9	1.9	—
Coverage ratios (12-month trailing)(1)
Interest coverage on long-term debt (Earnings coverage)	4.1	4.5	(0.4)
EBITDA – excluding restructuring costs interest coverage	9.0	8.4	0.6
Other measures (12-month trailing)
Free cash flow ($ millions) (3)	596	679	(83)

Dividend payout ratio of sustainable net earnings guideline – 45 to 55% (1)
Dividend payout ratio – actual earnings, excluding income tax-related adjustments and net-cash settlement feature (%)	60	54	6	pts
Dividend payout ratio – actual earnings (%)	53	47	6	pts

(1)             See Section 11.4 Definitions of liquidity and capital resource measures.

(2)             The figure for September 30, 2008 reflects an adjustment to retained earnings, resulting from adoption of the new recommendations of the CICA for goodwill and intangible assets. See Section 8.2.

(3)             See Section 11.2 Free cash flow for the definition.

Net debt at September 30, 2009 decreased slightly from one year earlier, as a $150 million increase in proceeds from securitized accounts receivable was offset by other changes in net debt. Total capitalization increased primarily from higher retained earnings, as no NCIB share repurchases have been made since the fourth quarter of 2008. Net debt to EBITDA (excluding restructuring costs) was unchanged as the decrease in net debt was proportionally similar to the decrease in 12-month trailing EBITDA.

The proportion of debt on a fixed-rate basis was 87% at September 30, 2009, up from 77% one year earlier due to the May 2009 debt issue, reduced commercial paper and repayment of amounts drawn on the 2012 credit facility, partly offset by increased securitization of accounts receivable. The average term to maturity of debt was four years at September 30, 2009, a decrease of 0.3 from one year earlier mainly due to the lapse of time.

The interest coverage on long-term debt ratio was 4.1 times for the 12-month period ended September 30, 2009, down from 4.5 times one year earlier. Lower income before income taxes and long-term interest expense decreased the ratio by 0.3, and an increase in long-term interest expense decreased the ratio by 0.1. The EBITDA (excluding restructuring costs) interest coverage ratio for the 12-month period ended September 30, 2009 was 9.0 times, up from 8.4 times one year earlier due to a lower net interest cost that includes significant interest income, partly offset by lower EBITDA excluding restructuring costs.

Free cash flow for the 12-month period ended September 30, 2009, decreased by $83 million when compared to free cash flow for the 12-month period ended September 30, 2008. The decrease was largely due to increased general capital spending of $520 million, increased income taxes paid net of recoveries of $386 million, and a $50 million increase in payments under restructuring plans, partly offset by the $882 million payment in 2008 for AWS spectrum licences.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level, and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to provide reasonable access to capital markets.

TELUS’ long-term financial guidelines and policies are:

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio at September 30, 2009 was 1.9 times.

•                  Dividend payout ratio target guideline of 45 to 55% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The ratio calculated for the 12-month trailing period ended September 30, 2009, excluding income tax-related adjustments and a minimal effect from a net-cash settlement feature from earnings, was 60%. The measure calculated based on actual earnings for the same period was 53%.

7.5 Credit facilities

At September 30, 2009, TELUS had available liquidity of $1.6 billion from unutilized credit facilities, as well as unutilized availability under its accounts receivable securitization program, consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity. On June 19, 2009, the terms of the 364-day credit facility were amended such that the amount available became $300 million and the expiry date was extended to December 31, 2010.

TELUS credit facilities at September 30, 2009

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000	—	(221)	(534)	1,245
364-day revolving facility (2)	December 31, 2010	300	—	—	—	300
Other bank facilities	—	63	(2)	(4)	—	57
Total	—	2,363	(2)	(225)	(534)	1,602

(1)             Canadian dollars or U.S. dollar equivalent.

(2)             Canadian dollars only.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.9 to 1 at September 30, 2009) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 9 to 1 at September 30, 2009) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. A new agreement in May 2009 resulted in the term of this revolving-period securitization agreement being extended three years, for an amount up to a maximum of $500 million.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of November 6, 2009.

Balance of proceeds from securitized receivables ($ millions)	2009, Sept. 30	2009, June 30	2009, Mar. 31	2008, Dec. 31	2008, Sept. 30	2008, June 30	2008, Mar. 31	2007, Dec. 31
	400	400	300	300	250	150	500	500

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings in the first nine months of 2009. Four credit rating agencies that cover TELUS assigned their existing ratings, all with a stable outlook or trend, to the Company’s May 2009 $700 million Note issue. DBRS Ltd. confirmed its ratings for TELUS Corporation and TELUS Communications Inc. on June 17, 2009.

Credit rating summary	DBRS Ltd.	S&P	Moody’s	FitchRatings
Trend or outlook	Stable	Stable	Stable	Stable

TELUS Corporation
Senior bank debt	—	—	—	BBB+
Notes	A (low)	BBB+	Baa1	BBB+
Commercial paper	R-1 (low)	—	—	—
TELUS Communications Inc.
Debentures	A (low)	BBB+	—	BBB+
Medium-term notes	A (low)	BBB+	—	BBB+
First mortgage bonds	A (low)	A-	—	—

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments (Note 4 of the interim Consolidated financial statements)

The Company’s financial instruments, and the nature of risks that they may be subject to, are described in the Company’s 2008 Management’s discussion and analysis. Certain updates are provided below.

Credit risk — Accounts receivable / allowance for doubtful accounts

Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations. The weighted average life of past-due customer accounts receivable is 74 days, increased from 64 days at December 31, 2008.

Liquidity risk

As a component of capital structure financial policies, discussed under Capabilities — Section 4.3 Liquidity and capital resources, the Company manages liquidity risk by maintaining a daily cash pooling process which enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries, by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities.

TELUS has significant debt maturities in future years. The Company has access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer up to $4 billion of debt or equity securities. The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

Market risk

The sensitivity analysis of reasonably possible changes in market risks due to the Company’s exposure to currency risk, interest rate risk, and other price risk arising from share-based compensation is shown in Note 4(g) of the interim Consolidated financial statements.

Commitments and contingent liabilities

Price cap deferral accounts

An aggregate deferral account liability of $145 million was recorded as at September 30, 2009. The price cap deferral account concept was introduced by the CRTC in 2002 in Telecom Decisions 2002-34 and 2002-43. From June 2002 through May 2006, the deferral account concept required the Company to defer income statement recognition of a portion of monies received in respect of residential basic services provided to customers in non-high cost serving areas, rather than lower prices to such customers. The CRTC has issued a number of decisions in respect of the application and disposition of funds in the deferral accounts. The Company may recognize amounts in the deferral account upon undertaking qualifying actions, such as: service improvement programs in qualifying non-high cost serving areas; rate reductions (including those provided to competitors); expansion of broadband services in incumbent local exchange areas to rural and remote communities; and enhancement of access to telecommunications services for individuals with disabilities. The CRTC ultimately decides when the deferral account is settled and decided in Telecom Decision 2008-1 that no additional rural and remote communities can be submitted for broadband expansion initiatives to exhaust remaining funds in deferral account. The deferral account balance that exceeds amounts approved for qualifying initiatives is currently estimated at approximately $50 million.

The deferral account was subject to appeals to the Supreme Court of Canada by the Consumers Association of Canada, the National Anti-Poverty Organization, Bell Canada and the Company. On September 18, 2009, the Supreme Court of Canada dismissed all appeals, in effect confirming CRTC’s authority to introduce the deferral account and make decisions regarding the disposition of deferral account funds. The Court has also lifted a stay on the CRTC deferral account decision that restricted the use of deferral account funds for any purpose, other than the improvement of accessibility to communications services for persons with disabilities. The CRTC has directed the Company to file, in January 2010, a re-submission of its initial cost estimates and a four year construction proposal associated with the currently approved 229 communities. The Company anticipates it will commence implementing its IP expansion program to rural and remote communities in mid-2010.

The Company currently expects to rebate approximately $50 million in individually small amounts to residential subscribers in non-high cost serving areas, likely in 2010 after the CRTC makes its final determination on the deferral account balance to be refunded. Because the Company deferred income statement recognition of monies received under the deferral account regime, rebates to customers from the deferral account will not affect Net income. Such rebates will be reflected as a working capital outflow in the Consolidated statements of cash flow when payments are ultimately made.

Guarantees

Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. As at September 30, 2009, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. Should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at September 30, 2009, the Company has no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, other than as disclosed in Note 19(c) of the interim Consolidated financial statements.

7.9 Outstanding share information

The table below contains a summary of the outstanding shares for each class of equity at September 30, 2009. The total number of outstanding and issuable shares is also presented, assuming full conversion of outstanding options and shares reserved for future option grants. At November 6, 2009, the number of outstanding and issuable shares was not materially different from September 30, 2009. On November 4, the Board of Directors approved an amendment to TELUS dividend reinvestment program, such that beginning with the dividend declared for the fourth quarter of 2009, TELUS will issue shares from treasury for reinvested dividends at a 3% discount, rather than purchase shares exclusively in the open market.

Outstanding shares (millions of shares)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares at September 30, 2009	175	143	318	(1)
Options outstanding and issuable (2) at September 30, 2009	—	15	15
	175	158	333

(1)             For the purposes of calculating diluted earnings per share, the number of shares was 318 million for the nine-month periods ended September 30, 2009.

(2)             Assuming full conversion and ignoring exercise prices.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described in Section 8.1 of TELUS’ 2008 Management’s discussion and analysis. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 Accounting policy developments (also see Note 2 of the interim Consolidated financial statements)

Accounting policies are consistent with those described in Note 1 of TELUS’ 2008 Consolidated financial statements, other than for developments set out below. The discussion in this section includes expectations at the reporting date about the transition from Canadian GAAP to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Transition to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being replaced with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) over a transitional period to be complete by 2011. TELUS will be required to report using the IFRS-IASB standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date that the Company has selected for adoption.

Canada’s Accounting Standards Board will phase in or transition to IFRS-IASB through a combination of three methods:

(i)                                     As current joint-convergence projects of the United States Financial Accounting Standards Board and the IASB are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB.

(ii)                                  Standards identified by Canada’s Accounting Standards Board as key or significant in which the Accounting Standards Board has undertaken a project to converge Canadian GAAP with the related IFRS prior to transition date and issued as Canadian GAAP.

(iii)                               Standards not subject to a joint-convergence project have been exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB.

The first two transition methods may, or will, result in the Company either having the option to, or being required to, effectively, change over certain accounting policies to IFRS-IASB prior to 2011 in the event a new standard is issued or early adoption is permitted.

The IASB’s work plan currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and as a result, IFRS-IASB as at the transition date is expected to differ from its current form. In November 2008, the United States Securities and Exchange Commission issued a proposed road map, with seven milestones, that would permit certain United States reporting issuers to use IFRS-IASB in their filings. This proposal is a significant development as it also contemplates mandatory usage of IFRS-IASB by United States reporting issuers as early as 2014 (such a mandatory usage decision — Milestone 6 — is anticipated to be made by the United States Securities and Exchange Commission in 2011). It is not possible to currently assess the impact, if any, this proposal will have on the IASB’s work plan; however, Milestone 1 is a requirement for improvements in accounting standards and a subsequent consideration by the United States Securities and Exchange Commission of whether IFRS-IASB are of high quality and sufficiently comprehensive.

Key IFRS dates:

•                  January 1, 2010 (transition date): TELUS will prepare an opening statement of financial position according to IFRS-IASB, as at this date, to facilitate the changeover to IFRS in 2011. TELUS will report its fiscal 2010 results according to Canadian GAAP.

•                  January 1, 2011 (changeover date): the date after which TELUS will prepare and report interim and annual 2011 financial statements according to IFRS with 2010 comparatives also according to IFRS.

Section 8.2.1        First-time adoption of International Financial Reporting Standards (IFRS 1)

The transition to IFRS requires the Company to apply IFRS 1, which are the requirements for preparing IFRS-compliant financial statements in the first reporting period after the changeover date. IFRS 1 applies only at the time of changeover, and includes a requirement for retrospective application of each IFRS, as if they were always in effect. IFRS 1 also mandates certain exceptions to retroactive application and provides a series of optional exemptions from retroactive application to ease the transition to the full set of IFRSs. The Company expects to disclose its initial decisions regarding mandatory exceptions and optional exemptions in its annual 2009 Management’s discussion and analysis.

Section 8.2.2        IFRS accounting policy decisions

The Company has determined a modest number of areas where changes in accounting policies are expected that may impact the Consolidated financial statements. The Company expects to disclose its initial IFRS accounting policy decisions in its annual 2009 Management’s discussion and analysis.

Section 8.2.3       IFRS Changeover Plan

The following changeover plan is based on the Company’s current assumptions and expectations, which could change in future based on IFRS changes or other factors.

Key activity	Milestones (expected timeframes)	Status and comments
Financial statement preparation

• Initial impact assessment and scoping phase

The Company used a diagnostic process, and identified a modest number of topics impacting either the Company’s financial results and/or the Company’s effort necessary to change over to IFRS-IASB. This diagnostic resulted in the development of a detailed plan under which activities are being conducted.

Completed in the first quarter of 2008

• Key elements phase	Identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS-IASB.	Completed.

	Approval of initial IFRS 1 elections and accounting policy choices.	Senior management approval received. Submitted for Audit Committee review and Board approval. Approval received November 4,2009.

	Describe major differences in the 2009 annual MD&A.	Disclosures under review.

	Develop financial statements formats and note disclosures.	Disclosures under review.

2010 Disclosure in MD&A of the impacts on the 2010 comparative period, when available.

2011 first quarter Disclosure in MD&A of final quantification of conversion effects on the 2010 comparative period.

• Embedding phase	Integrate the solutions necessary for the changeover into the Company’s underlying financial systems and processes. (See Infrastructure below.)	The Company expects to adapt its existing accounting systems for parallel reporting under IFRS.

In 2010, the Company expects to maintain two parallel sets of books: one according to contemporary Canadian GAAP and one according to contemporary IFRS-IASB.

Communication and training	Provide ongoing training on expected IFRS impacts, IFRS 1 elections and accounting policy choices.

Communications and training activities leveraging internal resources occurred periodically through the year.

Training and resource materials are available on an internal IFRS website dedicated to the conversion.

Infrastructure — Information technology	Determine necessary changes to systems and processes.	Largely completed.

	Update accounting systems to enable the opening financial position under IFRS-IASB, and facilitate dual reporting in 2010.	Preparations are under way. Testing is expected to be complete by 2010 first quarter.

	Implement financial planning and forecasting capability under IFRS-IASB standards	Processes are currently being adapted. Dual forecasting capability is to be implemented during 2010.

Key activity	Milestones (expected timeframes)	Status and comments
Business policy assessment	Assess impacts on contractual arrangements and covenants. Implement changes as necessary.	Contracts are currently being reviewed. Preliminary review of covenants has begun.

Control environment

• Internal control over financial reporting	Approval of initial IFRS 1 elections and accounting policy choices.	Senior management approval received. Submitted for Audit Committee review and Board approval. Approval received November 4, 2009.

	Testing of controls for 2010 comparatives.	Activities are planned for 2010.

• Disclosure controls and procedures	Review and sign-off by senior management of 2009 annual IFRS disclosures.	Annual 2009 disclosures are being drafted.

2010 Review and sign-off by senior management of expected conversion effects on fiscal 2010.

December 2010

Expect to Issue final guidance for fiscal 2010 according to Canadian GAAP. Provide updated disclosure of expected conversion effects on fiscal 2010.

December 2010 to first quarter 2011

Planned release of 2011 annual targets according to IFRS-IASB standards, together with supplementary disclosure for fiscal 2010 according to IFRS-IASB.

It is a long-standing practice of TELUS to release annual targets for the upcoming year in December, and provide a final guidance for the current year. An investor call normally follows the news release.

Because of the transition, it may be necessary to delay the announcement of 2011 targets until the first quarter of 2011, or revise targets at that time.

May 2011 First quarter 2011 results with 2010 comparatives according to IFRS-IASB. MD&A discussion of final changeover impacts.

Section 8.2.4        Transitional accounting policy changes adopted

Developments in fiscal 2009

Goodwill and intangible assets

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for goodwill and intangible assets and research and development costs were replaced with new recommendations (CICA Handbook Section 3064).

Commencing with the Company’s 2009 fiscal year, the new recommendations of the CICA for goodwill and intangible assets apply to the Company. This change in accounting policy has been made in accordance with the transitional provisions of the new recommendations.

The new recommendations provide extensive guidance on when expenditures qualify for recognition as intangible assets.  Prior to the Company’s 2009 fiscal year, upfront wireline customer activation and connection fees, along with the corresponding direct costs not in excess of revenues, were deferred and recognized by the Company over the average expected term of the customer relationship; the impact of the new recommendations on the Company is that these direct costs do not qualify for recognition as intangible assets.

The effects of the application of this new standard on the Company’s Consolidated statements of income and other comprehensive income for the three-month and nine-month periods ended September 30, 2009, and the effects of the application of this new standard on the Company’s Consolidated statements of financial position as at September 30, 2009, and December 31, 2008 are presented in Note 2(b) of the interim consolidated financial statements. Due to the nature of these direct costs and the periods of time over which they have been deferred and recognized, the Company’s results of operations for the periods currently presented are not materially affected by these new recommendations.

Business combinations and non-controlling interests

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for business combinations and consolidation of financial statements were replaced with new recommendations for business combinations (CICA Handbook Section 1582), consolidations (CICA Handbook Section 1601) and non-controlling interests (CICA Handbook Section 1602).

Effective January 1, 2009, the Company early adopted the new recommendations and did so in accordance with the transitional provisions; the Company would have otherwise been required to adopt the new recommendations effective January 1, 2011.

Generally, the new recommendations result in measuring business acquisitions at the fair value of the acquired business and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording fair values attributable to non-controlling interests). Unlike the corresponding new U.S. GAAP, which requires the recognition of the fair value of goodwill attributable to non-controlling interests, both the new Canadian GAAP recommendations and IFRS-IASB allow the choice of whether or not to recognize the fair value of goodwill attributable to non-controlling interests on an acquisition-by-acquisition basis.

Measuring business acquisitions at fair value will, among other things, result in:

•                  acquisition costs being expensed;

•                  acquisition-created restructuring costs being expensed;

•                  contingent consideration, that is accounted for as a financial liability, being measured at fair value at the time of the acquisition with subsequent changes in its fair value being included in determining the results of operations; and

•                  changes in non-controlling ownership interests subsequent to the parent company’s acquisition of control, and not resulting in the parent company’s loss of control, being accounted for as capital transactions.

Whether the Company will be materially affected by the new recommendations in the future will depend upon the specific facts of a business combination occurring subsequent to January 1, 2009. The Company’s consolidated financial statements were subject to a small number of retrospectively applied non-controlling interest-related presentation and disclosure changes:

•                  the Consolidated statements of financial position now recognizes non-controlling interest as a separate component of shareholders’ equity; and

•                  the Consolidated statements of income and other comprehensive income now present the attribution of net income and other comprehensive income between the Company’s shareholders and non-controlling interests rather than reflecting the non-controlling interest in the results of operations as a deduction in arriving at net income and other comprehensive income.

Developments in fiscal 2008

As activities consistent with Canadian GAAP being converged with IFRS-IASB, the Company applied the following recommendations commencing in its 2008 fiscal year.

Financial instruments — disclosure; presentation

The existing recommendations for financial instrument disclosure were replaced with new recommendations (CICA Handbook Section 3862); the existing recommendations for financial instrument presentation were carried forward, unchanged (as CICA Handbook Section 3863). The new recommendations resulted in incremental disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the statement of financial position date, and how an entity manages those risks.

Inventories

The previously existing recommendations for accounting for inventories were replaced with new recommendations (CICA Handbook Section 3031). The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. The Company’s results of operations and financial position were not materially affected by the new recommendations.

9.              Annual guidance for 2009

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

The Company has revised its 2009 annual guidance, last updated in the second quarter 2009 Management’s discussion and analysis. The revisions reflect uncertainty in the strength and persistence of Canada’s economic recovery and weaker than expected results experienced by the Company in the first nine months of 2009. It also includes expected impacts from the acquisition of Black’s and the early launch of the new HSPA wireless network and service, including the iPhone, in November 2009.

Revised annual guidance	Annual guidance for 2009	Expected change from 2008	Previous annual guidance, Aug. 7, 2009
Consolidated
Revenues	$9.6 to $9.7 billion	+/- 0.5%	$9.65 to $9.80 billion
EBITDA (1)	$3.475 to $3.575 billion	(8) to (5)%	$3.6 to $3.7 billion
EPS – basic, excluding income tax-related adjustments (2)	$2.80 to $3.00	(17) to (11)%	$3.10 to $3.30
EPS – basic (3)	$3.10 to $3.30	(12) to (6)%	$3.35 to $3.55
Capital expenditures	Approx. $2.1 billion	13%	Unchanged at approx. $2.05 billion
Wireline segment
Revenue (external)	$4.925 to $4.975 billion	(2) to (1)%	$5.0 to $5.1 billion
EBITDA	$1.575 to $1.625 billion	(11) to (8)%	$1.625 to $1.675 billion
Wireless segment
Revenue (external)	$4.675 to $4.725 billion	1 to 2%	$4.65 to $4.70 billion
EBITDA	$1.90 to $1.95 billion	(5) to (3)%	$1.975 to $2.025 billion

(1)             See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition, which includes restructuring costs.

(2)             A non-GAAP measure.

(3)             Guidance for basic EPS includes income tax-related adjustments.

The following key assumptions were made at the time the original 2009 targets were announced on December 16, 2008. Management’s revised expectations are noted.

Assumptions for 2009 original targets	Actual result to date, and confirmed or revised expectations for 2009 guidance
Ongoing wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies	Expectation unchanged, as evident by a major cable-TV competitor’s continued digital telephone and Internet subscriber additions and increasing penetration among business customers.
Canadian wireless industry market penetration gain of approximately 4.5 percentage points for the year	Expectation may be too high given Canadian economic contraction experienced in the first nine months of 2009.
Downward pressure on wireless ARPU	Expectation confirmed by 6.5% year-over-year decrease in TELUS’ blended ARPU in the first nine months of 2009, which is more than originally expected. See Section 5.5 Wireless segment results.
New competitive wireless entry beginning in the fourth quarter of 2009 with most entrants starting in 2010	Expectation unchanged. One or two competitors are expected to launch services in the fourth quarter of 2009.
Restructuring expenses of approximately $50 million to $75 million

Revised August 7, 2009, to approximately $160 million for the full year to reflect increased operational efficiency activities (previously revised on August 7, 2009, to approximately $150 million and on May 7, 2009, to approximately $125 million).

A blended statutory tax rate of approximately 30 to 31%	Expectation unchanged. The blended statutory income tax rate for the first nine months of 2009 was 30.3%.
Net payments of income tax of approximately $320 to $350 million

The current estimate for 2009 income tax payments net of recoveries is approximately $270 million. Income tax payments in the first nine months of 2009 were $270 million, including final payments for 2008 and instalments for 2009 less income tax recoveries received in 2009.

Forecast average exchange rate of U.S. $0.80 per Canadian dollar

The current expectation is that the Canadian dollar exchange rate will average U.S. $0.86 in 2009, based on a composite of forecasts by Canadian chartered banks, the Bank of Canada, Conference Board of Canada and internal forecasts.

The average closing exchange rate for the nine-month period ended September 30, 2009 was approximately U.S. $0.855 per Canadian dollar. The closing rate at September 30, 2009 was U.S. $0.934, while the daily closing rate varied between approximately U.S. $0.770 and U.S. $0.939 over the first nine months of 2009. (Source: the Bank of Canada)

Most of 2009 capital expenditures, including wireless HSPA network expenditures, are priced in Canadian dollars. The Company employs currency hedges for a varying portion of wireless handset purchases, as circumstances warrant. The principal repayments and interest obligations on the Company’s U.S. dollar denominated debt are effectively fixed by cross-currency interest rate swap agreements.

Assumptions for 2009 original targets	Actual result to date, and confirmed or revised expectations for 2009 guidance

A pension accounting discount rate was estimated at 7.00% (subsequently set at 7.25%) and expected long-term return of 7.25% (consistent with the Company’s long-run returns and its future expectations). Defined benefit pension plans net expenses and funding were both estimated to increase in 2009, mainly due to the decline in value of defined benefits pension plans assets in 2008.

•                  Defined benefit pension plans net expenses were estimated to be $nil (1)  in 2009, subsequently revised to approximately $18 million (2)

•                  Defined benefit pension plans contributions were estimated to be approximately $200 million (1) for 2009, subsequently revised to $211 million (2)

The assumptions for defined benefit pension plan accounting are set at the beginning of each year. The Company’s estimate for contributions to defined benefit pension plans was revised down to $191 million for 2009 in the first quarter MD&A, based on more recent actuarial reports.

(1)             December 16, 2008.

(2)             Management’s discussion and analysis for 2008, dated February 11, 2009.

2010 preliminary consolidated capital expenditures

Driven by the near completion of the next generation wireless network in 2009 and progress on wireline broadband expansion, 2010 capital expenditure levels are currently expected to be as low as $1.7 billion.

10.       Risks and risk management

The following are updates to the risks and risk management discussion in Section 10 of TELUS’ Management’s discussion and analysis for 2008 and the first and second quarters of 2009.

10.1 Regulatory

CRTC hearings to assist local broadcasting

In Broadcasting Regulatory Policy CRTC 2009-406 issued on July 6, 2009, the CRTC increased amounts to be paid by broadcasting distribution undertakings (BDUs) into a fund to assist local programming to 1.5% of all BDUs’ gross broadcasting revenues. BDUs began making such payments in September 2009. This contribution is over and above the longstanding 5% of gross revenues paid by BDUs to the Canadian Media Fund (formerly the Canadian Television Fund) or required to be spent on their own community programming services. Also on July 6, the CRTC issued Broadcasting Notice of Consultation CRTC 2009-411 which essentially reversed its previous determinations rejecting the payment of subscriber fees by BDUs for the local television signals available for reception free over the air, determining that broadcasters should be compensated for the value of their signals. In response to court action initiated by Bell Canada alleging a breach of natural justice in making this determination, the CRTC amended Notice of Consultation 2009-411 to consider whether (not merely how) broadcasters should be compensated for their signals. On September 17, 2009, the Government of Canada issued an Order-In-Council, directing the CRTC to consider consumer interests with regard to the fee-for-carriage or negotiation for value-for-signal and report back to the government. In response, the CRTC announced it would continue with the hearing initiated by Notice of Consultation 2009-411 to deal with group licensing issues as well as fee-for-carriage and has also initiated a second public hearing in Notice of Consultation 2009-614 to look at the impact of fee-for-carriage on consumers.

The value-for-signal regime proposed by the CRTC is effectively the same as fee-for-carriage and would increase consumer costs without increasing the value of services received. Moreover, the increased costs to consumers could negatively impact future growth in the broadcasting distribution sector, including TELUS TV services. The Company expects to participate in the eventual CRTC hearings. In the interim, TELUS has joined with other BDUs to launch a public campaign opposing fee-for-carriage to counter a public campaign by broadcasters that supports such fees.

Foreign ownership restrictions (CRTC finds new wireless entrant not currently eligible to operate)

In April 2009, TELUS asked the CRTC to determine if new wireless entrant Globalive was compliant with federal laws in respect of foreign ownership that all communication companies in Canada operate under. After public hearings in September, on October 29, the CRTC ruled that Globalive was not compliant with the Telecommunications Act in respect of ownership and control and is not currently eligible to operate as a Canadian telecommunications carrier. Globalive may appeal the CRTC decision.

TELUS has never opposed foreign ownership restrictions being lifted in Canada, but has simply asked that all communications companies in Canada operate under the same rules without an artificial and unfair advantage being handed to any one player by the government or the regulator. This CRTC decision does not prevent Globalive or any other new wireless company from competing in Canada or accessing Canadian capital, as several have successfully done. It does require that Globalive must abide by Canada’s laws and correct its governance and capital structure. TELUS is of the view that this correction should be made within a reasonable time. TELUS will again recommend to government that bidders in future wireless spectrum auctions should be pre-qualified.

10.2 Human resource developments

Collective bargaining in the TELUS Québec region

Collective bargaining has resumed for an agreement with the Syndicat québécois des employés de TELUS (SQET) covering approximately 1,050 trades, clerical and operator services team members. The current agreement with the SQET expires on December 31, 2009. In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned or that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. As is prudent in any round of collective bargaining, while negotiations proceed, any potential need to continue operations in response to work disruptions will be addressed through contingency planning.

10.3 Process risks

Systems and processes

TELUS expects to make changes to several dozen systems and processes in order to accommodate the July 1, 2010, implementation of harmonized sales tax (HST) by the provinces of B.C. and Ontario. Not all of the harmonization rules have been determined, which combined with a relatively short implementation time frame, may result in interpretation issues and possible future reassessments that could increase costs. The possibility remains that other provinces could also choose to implement an HST regime in the same timeframe. There can be no assurance that the resources required for this new initiative will not negatively impact resources available to the full portfolio of change initiatives underway and planned. There is risk that other projects may be deferred or cancelled, and expected benefits of such projects are deferred or unrealized.

Risk mitigation: TELUS has established an enterprise-wide program to implement the necessary changes to dozens of systems and processes. The Company has some experience with harmonized sales taxes in Newfoundland and Labrador, New Brunswick and Nova Scotia. In general, TELUS strives to ensure that system development priorities are selected in an optimal manner. TELUS’ project management approach includes extensive risk identification and contingency planning, scope and change control, and resource and quality management. The quality assurance of the solutions includes extensive functional, performance and revenue assurance testing, as well as capturing and utilizing lessons learned. In addition, TELUS often moves its business continuity planning and emergency management operations centre to a heightened state of readiness in advance of major systems conversions.

10.4 Health, safety and environment

Concerns about influenza A (H1N1)

In June 2009, the World Health Organization (WHO) raised the pandemic alert level to Phase 6 and announced the start of the 2009 influenza A (H1N1) pandemic. Although the highest pandemic alert level has been declared, the alert level pertains to the geographic spread of the virus and not the severity of illness it causes. In Canada, most infections have been mild so far and TELUS operations have not been impacted beyond what is experienced in normal flu seasons. The novel H1N1 virus has not yet mutated into a more deadly form, but there can be no assurance that it will not do so in the future.

Lost time resulting from illness of TELUS team members can negatively impact organizational productivity and employee benefit healthcare costs. TELUS is a key provider of critical communications infrastructure in Canada, and is also dependent on other infrastructure providers (e.g. power). A flu pandemic could negatively impact the Company’s ability to provide critical services and there can be no assurance that vaccines being developed for H1N1 will be effective or available early enough and in sufficient quantities.

Risk mitigation: The Company has an extensive enterprise-wide business continuity plan with resources dedicated to business continuity and disaster recovery policies, plans and processes that address a range of scenarios, including pandemics. See Section 10.10 Manmade and natural threats in TELUS’ 2008 Management’s discussion and analysis. The Company reviewed and updated its policies and plans based on learnings from the original H1N1 outbreak in April of this year. TELUS also sponsors a voluntary flu vaccination program for team members each autumn, and has communicated other recommendations to team members to reduce the risk of spreading viruses. Although TELUS has business continuity planning processes, there can be no assurance that specific events will not materially impact TELUS operations and results.

Responsible driving

Research has shown an increase in distraction levels for drivers using wireless devices while operating vehicles. Canadian provinces of Manitoba, Ontario, Quebec, Nova Scotia, and Newfoundland and Labrador have previously banned the use of handheld mobile phones while driving, but do permit the use of hands-free devices. Prince Edward Island has only banned the use of handheld devices by new drivers. Alberta is expected to table legislation in 2009 that would broadly address driver distraction, including drivers’ use of any handheld electronic device. British Columbia has introduced legislation to completely ban text messaging and use of handheld mobile devices by all drivers, as well as a ban on the use of hands-free devices for new drivers under the graduated licensing program. Saskatchewan also plans to introduce legislation that would ban texting and use of handheld cell phones while driving. In addition, the Alliance of Automobile Manufacturers, a trade association of 11 companies, announced its support for banning text messaging using a handheld device or calling using a handheld device while driving a vehicle. There can be no assurance that additional laws against using mobile phones or hands-free devices while driving will not be passed and that, if passed, such laws will not have a negative effect on subscriber growth rates, usage levels or wireless revenues.

Risk mitigation: TELUS promotes responsible driving and recommends that driving safely should be every wireless customer’s first responsibility.

10.5 Economic growth and fluctuations

Continuation of economic recessions may adversely impact TELUS

In its third quarter monetary report, the Bank of Canada noted steady improvement in consumer and business confidence. However, uncertainty remains regarding the strength and persistence of the economic recovery in Canada, which may cause residential and business telecommunications customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. Negative economic growth could adversely impact TELUS’ profitability, free cash flow and bad debt expense, and potentially require the Company to record impairments to the carrying value of its assets including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in shareholders’ equity, but would not affect cash flow.

Risk mitigation: The Company cannot completely mitigate economic risks. Through 2008, TELUS benefited from strong growth in the Canadian wireless sector. Wireless results for the first quarter of 2009 were significantly affected by the economic downturn, but stabilized in the second and third quarter of 2009. However, year-over-year wireless subscriber growth and ARPU continue to be negatively affected. In addition, the cyclical resource economies in B.C. and Alberta are now experiencing contraction or lower growth. TELUS continues to focus on five key vertical markets of the public sector, healthcare, financial services, energy and telecom wholesale. The public sector, healthcare and financial services vertical markets are generally expected to be less exposed to the economic downturn than the manufacturing and export-oriented industries in Ontario and Quebec and the cyclical resource economies in B.C. and Alberta. TELUS continues to pursue cost reduction and efficiency initiatives, has deferred NCIB share repurchases and could reduce capital expenditures in future years.

Pension funding

Economic and capital market fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that TELUS sponsors. There can be no assurance that TELUS’ pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may occur if total pension liabilities exceed the total value of the respective trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial loss experiences.

Risk mitigation: TELUS seeks to mitigate this risk through the application of policies and procedures designed to control investment risk and ongoing monitoring of its funding position. Pension expense and funding for 2009 were largely determined by the rates of return on the plans’ assets for 2008 and interest rates at year-end 2008, with revisions to expected funding based on recent actuarial reports. As at September 30, 2009, the Company’s best estimate for defined benefit pension plans expense in 2009 is $18 million, as compared to a recovery of $100 million in 2008, and the Company’s estimate of cash contributions to its defined benefit pension plans in 2009 is $191 million ($102 million in 2008).

11. Reconciliation of non-GAAP measures and definition of key operating indicators

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants. (See Section 11.4 — EBITDA excluding restructuring costs.)

EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. Management’s definition of EBITDA is simply Operating revenues deducting Operations expense and Restructuring costs, which are items on the Consolidated statements of income and comprehensive income. Management believes EBITDA assists investors in comparing a company’s operating performance on a consistent basis, before taking into account financing decisions and before depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS’ computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors are cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of management’s definition of EBITDA with Net income and Operating income.

EBITDA reconciliation	Quarters ended September 30		Nine-month periods ended Sept. 30
($ millions)	2009	2008	2009	2008
Net income	280	286	846	846
Other expense (income)	6	6	22	25
Financing costs	101	122	302	345
Income taxes	106	125	251	348
Operating income	493	539	1,421	1,564
Depreciation	330	344	994	1,033
Amortization of intangible assets	100	92	287	245
EBITDA (management’s definition)	923	975	2,702	2,842

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

	Quarters ended September 30		Nine-month periods ended Sept 30
($ millions)	2009	2008	2009	2008
EBITDA	923	975	2,702	2,842
Capital expenditures	(558)	(473)	(1,589)	(1,228)
EBITDA less capital expenditures	365	502	1,113	1,614
Payment for AWS spectrum licences	—	(882)	—	(882)
EBITDA less total capital expenditures	365	(380)	1,113	732

11.2 Free cash flow

TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow can be used to gauge TELUS’ performance over time. Investors are cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. Management believes its definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

The following shows management’s calculation of free cash flow.

Free cash flow calculation	Quarters ended September 30		Nine-month periods ended Sept. 30
($ millions)	2009	2008	2009	2008
EBITDA	923	975	2,702	2,842
Share-based compensation	(3)	9	17	25
Net employee defined benefit plans expense (recovery)	3	(25)	12	(75)
Employer contributions to employee defined benefit plans	(31)	(27)	(135)	(78)
Restructuring costs net of cash payments	3	(9)	33	(14)
Donations and securitization fees included in Other expense	(4)	(5)	(18)	(22)
Cash interest paid	(38)	(43)	(271)	(264)
Cash interest received	19	—	54	2
Income taxes refunded (paid); and other	(48)	(2)	(270)	(6)
Capital expenditures	(558)	(473)	(1,589)	(1,228)
Payment for AWS spectrum licences	—	(882)	—	(882)
Free cash flow (management’s definition)	266	(482)	535	300

The following reconciles management’s definition of free cash flow with Cash provided by operations less Cash used by investing activities:

Free cash flow reconciliation	Quarters ended September 30		Nine-month periods ended Sept. 30
($ millions)	2009	2008	2009	2008
Cash provided by operating activities	814	985	2,280	2,072
Cash used by investing activities	(585)	(1,353)	(1,615)	(2,790)
	229	(368)	665	(718)
Adjustments
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	14	2	(9)	8
Reduction (increase) in securitized accounts receivable	—	(100)	(100)	250
Non-cash working capital changes except changes from income tax payments (receipts), interest payments (receipts) and securitized accounts receivable, and other	(4)	(14)	(47)	80
Acquisitions	26	5	26	696
Proceeds from the sale of assets	—	(10)	—	(13)
Other investing activities	1	3	—	(3)
Free cash flow (management’s definition)	266	(482)	535	300

11.3 Definition of key wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4 Definition of liquidity and capital resource measures

Dividend payout ratio and dividend payout ratio of sustainable net earnings: For actual earnings, the measure is defined as the quarterly dividend declared per share, as reported on the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters. The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 45 to 55% of sustainable net earnings. The dividend payout ratio on an actual basis, excluding income tax-related adjustments and ongoing impacts of a net-cash settlement feature introduced in 2007, is considered more representative of a sustainable calculation.

EBITDA — excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $151 million and $27 million, respectively, for the 12-month periods ended September 30, 2009 and 2008.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt. The calculation is based on total long-term debt, including long-term debt due within one year.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

	As at September 30
($ millions)	2009	2008
Long-term debt including current portion	5,891	6,038
Debt issuance costs netted against long-term debt	28	30
Derivative liability	1,001	1,045
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	(109)	(140)
Cash and temporary investments	(34)	(36)
Proceeds from securitized accounts receivable	400	250
Net debt	7,177	7,187

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, and is in respect of the U.S. $1,925 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA — excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Should they occur, losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-month periods ended September 30, 2009 and 2008 are equivalent to reported financing costs for those periods.

Total capitalization — book value is calculated as Net debt plus Shareholders’ equity, excluding accumulated other comprehensive income or loss:

	As at September 30
($ millions)	2009	2008
Net debt	7,177	7,187
Shareholders’ equity (2008 – as adjusted)
Common Share and Non-Voting Share equity	7,513	6,969
Add back Accumulated other comprehensive loss	105	113
Non-controlling interests	20	22
Total capitalization – book value	14,815	14,291